Exhibit 99.2

AUDITED ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2019
February 27, 2020

Deloitte LLP Hill House 1 Little New Street London EC4A 3TR Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 0112 www.deloitte.co.uk

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Stars Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of The Stars Group Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2020 expressed an adverse opinion on the Company’s internal control over financial reporting material weaknesses.

Change in Accounting Principle

As discussed in Note 4 to the financial statements, effective January 1, 2019, the Company adopted IFRS 16, Leases, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London, EC4A 3HQ, United Kingdom.

Deloitte LLP is the United Kingdom affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NSE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

© 2020 Deloitte LLP. All rights reserved.

Goodwill impairment for UK and Australia - Refer to Notes 2, 5 and 11 of the 2019 financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each cash generating unit or group of cash generating units to its carrying value. The Company used discounted cash flow models to estimate recoverable amount, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and EBITDA. Changes in these assumptions could have a significant impact on determination of recoverable amount which could lead to an impairment charge. The consolidated goodwill balance was $5.3 billion as of December 31, 2019, of which $2.4 billion was allocated to the United Kingdom, and $0.1 billion was allocated to Australia. The recoverable amount exceeded the carrying value of the UK and Australia as of the measurement date and, therefore, no impairment was recognized, see note 11 for further detail.

The headroom when comparing the recoverable amount to the carrying value of the assets in the UK and Australia cash generating unit or group of cash generating units is sensitive to forecast revenue and EBITDA and the discount rate. Given the significant judgments made by management to estimate the recoverable amount of the UK and Australia cash generating unit or group of cash generating units, performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter is Addressed in the Audit

Our audit procedures related to the discount rate and forecasts of future revenue and EBITDA used by management to estimate the recoverable amount of the UK and Australia cash generating unit or group of cash generating units, and included among others:

•
We tested the internal controls over management’s goodwill impairment evaluation, including those over the determination of the recoverable amount of the UK and Australia cash generating unit or group of cash generating units, such as controls related to management’s selection of the discount rate and forecasts of future revenue and EBITDA.

•	We evaluated the reasonableness of management’s revenue and EBITDA forecasts by comparing the forecasts to:
–Forecast information included in the Company’s press releases as well as analysts and industry reports.
–Internal communications to management and the Board of Directors.
–Historical revenues and EBITDA margins.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the discount rate selected by management.

Embedded Derivatives - Valuation of Financial instruments using unobservable data - Refer to Notes 2, 19 and 26 to the financial statements

Critical Audit Matter Description

The Company’s valuation of the embedded derivatives identified within the senior notes which require bifurcation and valuation uses unobservable inputs being implied credit spreads and volatility. This unobservable input is required in the valuation of the embedded derivative relating to the redemption option on the senior notes. The valuation requires management to use significant judgement and estimation in determining the implied credit spread and volatility inputs. Changes in these inputs could have a significant impact on the valuation. The fair value of the bifurcated embedded derivative at inception was an asset of $17.7m and was re-measured to an asset of $109.9m as at December 31, 2019 ($11.6m asset as at December 31, 2018).

Given the sensitivity of the valuation to changes in the implied credit spread and volatility inputs utilized in its determination, auditing this management estimate and judgement involved significant auditor subjectivity.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included among others:

•	We tested the internal controls over management’s determination of the unobservable inputs used in the valuation.

•
With the assistance of our financial instruments specialists, we evaluated the reasonableness of the implied credit spreads and volatility utilised in the valuation by recalculating the value of the embedded derivatives using independent inputs.

Kentucky Litigation - Contingent Liabilities - Refer to Note 28 to the financial statements

Critical Audit Matter Description

With regards to the $870 million lawsuit filed against the Company by the Commonwealth of Kentucky, the Company has determined that it is not “probable”, defined by IFRS as more likely than not to succeed, that the Commonwealth’s appeal will be successful. However, the Company has determined that it is possible a settlement could be reached, and as such has concluded there is a contingent liability. This determination involved significant judgement as to the future outcome of the case.

Given the magnitude of the lawsuit filed against the Company and the judgement applied in determining its likelihood of success and the resulting accounting thereof, auditing this management judgement involved significant auditor subjectivity.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following, among others:

•	We tested the internal controls over the management’s determination of the likelihood of the Commonwealth’s appeal being “probable” and the resulting accounting for this lawsuit.

•	We enquired of internal legal counsel as to the likelihood of the Commonwealth’s appeal being “probable”.

•	We obtained evidence from external counsel as to the likelihood of the Commonwealth’s appeal being “probable”.

•	We considered whether there were any matters that might impair the external counsel’s objectivity.

/s/ Deloitte LLP

London, United Kingdom

February 27, 2020

We have served as the Company's auditor since 2015.

Deloitte LLP Hill House 1 Little New Street London EC4A 3TR Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 0112 www.deloitte.co.uk
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of The Stars Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of The Stars Group Inc. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated February 27, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change in accounting principle due to the adoption of IFRS 16, Leases.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London, EC4A 3HQ, United Kingdom.

Deloitte LLP is the United Kingdom affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NSE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

© 2020 Deloitte LLP. All rights reserved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: i) information technology controls and business process controls at BetEasy; and ii) recording of an arrangement for the provision of pricing services at BetEasy. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2019, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP

London, United Kingdom

February 27, 2020

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Year Ended December 31,
In thousands of U.S. Dollars (except per share and share amounts)	Note	2019	2018 †*
Revenue	6,7	2,528,448	2,029,238
Cost of revenue (excluding depreciation and amortization)	8	(693,062)	(459,164)
Gross profit (excluding depreciation and amortization)		1,835,386	1,570,074
General and administrative	8	(1,155,440)	(976,992)
Sales and marketing		(360,662)	(292,963)
Research and development		(55,085)	(39,995)
Operating income		264,199	260,124
Gain on re-measurement of deferred contingent payment	8	7,371	342
Gain (loss) on re-measurement of Embedded Derivative	8	98,300	(6,100)
Unrealized foreign exchange loss on financial instruments associated with financing activities	8	(11,320)	(7,202)
Other net financing charges	8	(296,885)	(358,126)
Net financing charges		(202,534)	(371,086)
Net earnings from associates		—	1,068
Earnings (loss) before income taxes		61,665	(109,894)
Income tax recovery	9	197	988
Net earnings (loss)		61,862	(108,906)
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		62,822	(102,452)
Non-controlling interest		(960)	(6,454)
Net earnings (loss)		61,862	(108,906)
Earnings (loss) per Common Share (U.S. dollars)
Basic	10	$0.22	($0.49)
Diluted	10	$0.22	($0.49)
Weighted average Common Shares outstanding (thousands)
Basic	10	282,885	208,270
Diluted	10	284,479	208,270
_____________________________
† The Corporation applied IFRS 16, Leases (“IFRS 16”) from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 4.
* Certain amounts were reclassified in the comparative periods. See note 2.
See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,
In thousands of U.S. Dollars	Note	2019	2018 †
Net earnings (loss)		61,862	(108,906)
Items that are or may be reclassified to net earnings (loss)
Debt instruments at FVOCI – changes in fair value *	25	989	(286)
Debt instruments at FVOCI – reclassified to net earnings (loss) *	25	4	(395)
Foreign operations – unrealized foreign currency translation differences **	25	157,347	(95,281)
Cash flow hedges – effective portion of changes in fair value ***	25	14,450	41,201
Cash flow hedges – reclassified to net earnings (loss) ***	25	(34,916)	(45,271)
Other comprehensive income (loss)		137,874	(100,032)
Total comprehensive income (loss)		199,736	(208,938)
Total comprehensive income (loss) attributable to:
Shareholders of The Stars Group Inc.		200,724	(200,553)
Non-controlling interest		(988)	(8,385)
Total comprehensive income (loss)		199,736	(208,938)
_____________________________
† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 4.
* For debt instruments measured at fair value through other comprehensive income (“FVOCI”), the amounts are presented net of aggregate income tax recovery of $0.2 million for the year ended December 31, 2019 (December 31, 2018 - net of income tax recovery of $0.1 million).
** For unrealized foreign currency translation differences in connection with foreign operations, the amounts are presented net of aggregate income tax of $26.1 million for the year ended December 31, 2019 (December 31, 2018 - net of income tax of $nil).
*** For other comprehensive income in relation to cash flow hedges, the amounts are presented net of aggregate income tax of $nil for the year ended December 31, 2019 (December 31, 2018 - net of income tax of $nil).
See accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,	As at December 31,
In thousands of U.S. Dollars	Note	2019	2018 †
ASSETS
Current assets
Cash and cash equivalents – operational		321,008	392,853
Cash and cash equivalents – customer deposits	23	300,916	328,223
Total cash and cash equivalents		621,924	721,076
Restricted cash advances and collateral	15	6,401	10,819
Prepaid expenses and other current assets	16	79,578	43,945
Current investments – customer deposits	13,23	109,017	103,153
Accounts receivable	14	111,215	136,347
Income tax receivable		49,504	26,085
Total current assets		977,639	1,041,425
Non-current assets
Restricted cash advances and collateral	15	10,607	10,630
Prepaid expenses and other non-current assets	16	33,482	32,760
Non-current accounts receivable	14	16,765	14,906
Property and equipment	12	139,228	85,169
Income tax receivable		18,556	15,611
Deferred income taxes	9	11,149	1,775
Derivatives	19	169,158	54,583
Intangible assets	11	4,550,222	4,742,699
Goodwill	11	5,348,976	5,265,980
Total non-current assets		10,298,143	10,224,113
Total assets		11,275,782	11,265,538
LIABILITIES
Current liabilities
Accounts payable and other liabilities	21	562,731	424,007
Customer deposits	23	409,390	423,739
Current provisions	22	64,928	39,189
Derivatives	19	17,628	16,493
Income tax payable		40,834	72,796
Current portion of lease liability	4	19,633	—
Current portion of long-term debt	17	35,750	35,750
Total current liabilities		1,150,894	1,011,974
Non-current liabilities
Lease liability	4	35,691	—
Long-term debt	17	4,895,425	5,411,208
Long-term provisions	22	2,885	4,002
Derivatives	19	95,931	6,068
Other long-term liabilities	21	1,770	79,716
Income tax payable		21,609	18,473
Deferred income taxes	9	552,134	580,697
Total non-current liabilities		5,605,445	6,100,164
Total liabilities		6,756,339	7,112,138
EQUITY
Share capital	24	4,374,150	4,116,287
Reserves	25	(423,283)	(469,629)
Retained earnings		565,583	502,761
Equity attributable to the Shareholders of The Stars Group Inc.		4,516,450	4,149,419
Non-controlling interest		2,993	3,981
Total equity		4,519,443	4,153,400
Total liabilities and equity		11,275,782	11,265,538
__________________________
† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 4.
See accompanying notes.
Approved and authorized for issue on behalf of the Board on February 27, 2020.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Executive Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee of the Board

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2019 and 2018:

	Share capital
In thousands of U.S. Dollars, except share numbers	Common Shares number	Preferred Shares number	Common Shares amount	Preferred Shares amount	Reserves (note 25)	Retained earnings	Equity attributable to the Shareholders of The Stars Group Inc.	Non-controlling interest	Total equity
Balance – January 1, 2018	147,947,874	1,139,249	1,199,834	684,385	(142,127)	605,213	2,347,305	33	2,347,338
Net loss	—	—	—	—	—	(102,452)	(102,452)	(6,454)	(108,906)
Other comprehensive loss	—	—	—	—	(98,101)	—	(98,101)	(1,931)	(100,032)
Total comprehensive loss	—	—	—	—	(98,101)	(102,452)	(200,553)	(8,385)	(208,938)
Issue of Common Shares in relation to stock options and equity awards (note 24)	1,791,860	—	38,048	—	(6,982)	—	31,066	—	31,066
Conversion of Preferred Shares to Common Shares (note 24)	60,013,510	(1,139,249)	684,385	(684,385)	—	—	—	—	—
Issue of Common Shares in connection with acquired subsidiary (note 24)	41,049,398	—	1,477,478	—	—	—	1,477,478	—	1,477,478
Issuance of Common Shares in connection with Equity Offering (note 24)	18,875,000	—	690,353	—	—	—	690,353	—	690,353
Issue of Common Shares in connection with market access agreement (note 24)	1,076,658	—	20,661	—	—	—	20,661	—	20,661
Issue of Common Shares in connection with exercised warrants (note 24)	2,422,944	—	14,688	—	(14,688)	—	—	—	—
Stock-based compensation	—	—	—	—	12,806	—	12,806	—	12,806
Reversal of deferred tax on stock-based compensation	—	—	—	—	(359)	—	(359)	—	(359)
Equity fees	—	—	(5,413)	—	—	—	(5,413)	—	(5,413)
Reversal of 2014 deferred tax *	—	—	(3,747)	—	—	—	(3,747)	—	(3,747)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	(220,178)	—	(220,178)	12,333	(207,845)
Balance – December 31, 2018 †	273,177,244	—	4,116,287	—	(469,629)	502,761	4,149,419	3,981	4,153,400

Balance – January 1, 2019	273,177,244	—	4,116,287	—	(469,629)	502,761	4,149,419	3,981	4,153,400
Net earnings (loss)	—	—	—	—	—	62,822	62,822	(960)	61,862
Other comprehensive income (loss)	—	—	—	—	137,902	—	137,902	(28)	137,874
Total comprehensive income (loss)	—	—	—	—	137,902	62,822	200,724	(988)	199,736
Issue of Common Shares in relation to stock options and equity awards (note 24)	819,525	—	16,702	—	(4,543)	—	12,159	—	12,159
Stock-based compensation	—	—	—	—	18,842	—	18,842	—	18,842
Issue of Common Shares to FOX (note 24)	14,352,331	—	235,963	—	—	—	235,963	—	235,963
Issue of Common Shares in connection with market access agreement (note 24)	215,332	—	5,198	—	—	—	5,198	—	5,198
Obligation to acquire non-controlling interest	—	—	—	—	(105,855)	—	(105,855)	—	(105,855)
Balance – December 31, 2019	288,564,432	—	4,374,150	—	(423,283)	565,583	4,516,450	2,993	4,519,443
_____________________________
† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 4.
* During the year ended December 31, 2018, the Corporation made an adjustment of $3.7 million to the amounts recognized in Common Shares (as defined below) within share capital in respect of a previous reversal of deferred tax recognized through the consolidated statements of earnings (loss).
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		As at December 31,
In thousands of U.S. Dollars	Note	2019	2018 †*
Operating activities
Net earnings (loss)		61,862	(108,906)
Add (deduct):
Income tax recovery recognized in net earnings (loss)		(197)	(988)
Net financing charges	8	202,534	371,086
Depreciation and amortization	8	438,626	282,806
Stock-based compensation	25	18,842	12,806
Acquisition of market access rights in connection with Eldorado		—	20,661
Unrealized loss on foreign exchange		5,708	18,134
Unrealized gain on investments and other assets		(971)	(673)
Impairment of intangible and other assets	8	3,931	6,156
Net earnings from associates		—	(1,068)
Realized (gain) loss on current investments and promissory note		(2,520)	2,727
Income taxes paid		(78,267)	(41,117)
Changes in non-cash operating elements of working capital	27	34,073	(9,403)
Customer deposit liability movement		(13,884)	7,637
Other		897	(14)
Net cash inflows from operating activities		670,634	559,844
Investing activities
Acquisition of subsidiaries, net of cash acquired	5	(2,460)	(1,865,262)
Additions to intangible assets		(25,288)	(28,202)
Additions to property and equipment		(27,523)	(33,952)
Additions to deferred development costs		(82,751)	(51,574)
Net (purchase) sale of investments utilizing customer deposits		(5,972)	19,515
Cash movement from restricted cash		—	35,000
Settlement of minimum revenue guarantee		(675)	(7,006)
Net investments in associates		—	1,068
Other		4,885	(3,760)
Net cash outflows from investing activities		(139,784)	(1,934,173)
Financing activities
Issuance of Common Shares	24	235,963	717,250
Transaction costs on issuance of Common Shares		—	(32,312)
Issuance of Common Shares in relation to stock options	24	12,159	31,066
Redemption of SBG preferred shares		—	(663,407)
Repayment of shareholder loan on acquisition		—	(10,879)
Issuance of long-debt	17	—	5,957,976
Repayment of long-term debt	17	(485,750)	(2,974,393)
Repayment of long-term debt assumed on business combinations		—	(1,079,729)
Transaction costs on long-term debt		—	(36,559)
Settlement of derivatives	19	—	(125,822)
Repayment of lease liability principal		(17,532)	—
Interest paid		(279,284)	(186,162)
Acquisition of further interest in subsidiaries including deferred contingent payment		(68,394)	(48,240)
Capital contribution from the holders of non-controlling interest	17	—	12,060
Net (repayment) proceeds on loan issued from the holders of non-controlling interest	17	(34,047)	31,730
Net cash (outflows) inflows from financing activities		(636,885)	1,592,579
(Decrease) increase in cash and cash equivalents		(106,035)	218,250
Unrealized foreign exchange difference on cash and cash equivalents		6,883	(7,497)
Cash and cash equivalents – beginning of period		721,076	510,323
Cash and cash equivalents – end of period		621,924	721,076
_____________________________
† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 4.
* Certain amounts were reclassified in the comparative periods. See note 2.
See accompanying notes.

NOTES TO THE CONSOLIDATD FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”) is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 22 jurisdictions throughout the world, including in Europe, Australia and the Americas.

The Stars Group’s primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014, the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and the operations of TSG Australia Pty Ltd and its subsidiaries and affiliates (collectively, “BetEasy”), in which it acquired an 80% equity interest in between February 2018 and April 2018, and announced in December 2019 that it has agreed to acquire the remaining 20% equity interest (BetEasy acquired what was formally the William Hill Australia business in April 2018) (collectively, the “Australian Acquisitions”). Stars Interactive Group is headquartered in the Isle of Man and Malta and operates globally; SBG is headquartered in and primarily operates in the United Kingdom; and BetEasy is headquartered in and primarily operates in Australia.

For the year ended December 31, 2019, The Stars Group had three reportable segments, the international business (“International”), the United Kingdom business (“United Kingdom”) and the Australian business (“Australia”), each as described below, as well as a corporate cost center (“Corporate”). There are up to four major lines of operations within the Corporation’s reportable segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino gaming and bingo (collectively, “Gaming”), and other gaming-related revenue, including, without limitation, from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue (collectively, “Other”). As it relates to these lines of operations, online revenue includes revenue generated through the Corporation’s online, mobile and desktop client platforms and applications, as applicable.

The International segment currently includes the business operations of Stars Interactive Group and FOX Bet and its related brands, and operates across all lines of operations and in various jurisdictions around the world, including the United Kingdom; the United Kingdom segment currently consists of the business operations of Sky Betting & Gaming, including those outside of the United Kingdom, and operates across all lines of operations primarily in the United Kingdom; and the Australia segment currently consists of the business operations of BetEasy, and operates primarily within the Betting line of operation and primarily in Australia.

The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) (“OBCA”) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI”, and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TSG”.

On October 2, 2019, the Corporation and Flutter Entertainment Plc (“Flutter”) entered into an arrangement agreement providing for an all-share combination (the “Combination”) recommended by its board of directors (the “Board”) to be implemented through an acquisition of The Stars Group by Flutter pursuant to a plan of arrangement under the OBCA. See note 31 for additional information.

For reporting purposes, the Corporation prepares its consolidated financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars, references to “GBP” or “₤” are to British Pound Sterling and references to “AUD” or “AUD $” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to these notes to the consolidated financial statements of the Corporation for the year ended December 31, 2019. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Corporation’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and have been approved and authorized for issuance by the Board on February 27, 2020.

The Corporation’s consolidated financial statements have been prepared on an historical cost basis, except derivative financial instruments, financial instruments at fair value through profit or loss as well as financial instruments at fair value through other comprehensive income, each of which are measured at fair value.

On January 1, 2019, the Corporation adopted the provisions in IFRS 16 and International Financial Reporting Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). See note 4. Changes to significant accounting policies in relation to these adoptions are detailed below.

Comparative balances

The Corporation made certain reclassifications to the comparative balances in the consolidated financial statements for the year ended December 31, 2019. These reclassifications are outlined below:
Consolidated Statements of Earnings (Loss)
The Corporation reclassified a loss of $7.2 million for the year ended December 31, 2018 related to the foreign currency translation of financial instruments with respect to financing activities, primarily intercompany loans. The loss was previously reported within General and administrative expenses and was reclassified to Net financing charges relating to unrealized foreign exchange loss on financial instruments associated with financing activities.
Consolidated Statements of Cash Flows
The Corporation reclassified a loss of $7.2 million for the year ended December 31, 2018, as described above, which was previously reported within Unrealized loss on foreign exchange to Net financing charges relating to unrealized foreign exchange loss on financial instruments associated with financing activities.
Segmental Information
Certain Corporate cost adjustments, which the Corporation first introduced in the first quarter of 2019, resulted in the reclassification of certain costs between each of the International segment, United Kingdom segment, and Australia segment on the one hand and the Corporate cost center on the other, which impacted Adjusted EBITDA (as defined below) for the applicable comparative periods:

•
Reclassification of $2.5 million for the year ended December 31, 2018, resulting in an increase to Adjusted EBITDA for the International segment and a corresponding decrease of the same amount to Adjusted EBITDA for the Corporate cost center.

•
Reclassification of $2.1 million for the year ended December 31, 2018, resulting in an increase to Adjusted EBITDA for the United Kingdom segment and a corresponding decrease of the same amount to Adjusted EBITDA for the Corporate cost center.

•
Reclassification of $0.5 million for the year ended December 31, 2018, resulting in an increase to Adjusted EBITDA for the Australia segment and a corresponding decrease of the same amount to Adjusted EBITDA for the Corporate cost center.

Within the reconciliation of Adjusted EBITDA to Net Earnings, there was a reclassification of $7.2 million for the year ended December 31, 2018 previously reported within the financial expenses line of other costs to net financing charges with respect to the foreign currency translation of financial instruments related to financing activities as described above.
Going Concern

The Board had, at the time of approving the consolidated financial statements, a reasonable expectation that the Corporation has adequate resources to continue in operational existence for the foreseeable future. As such, the Corporation continues to adopt the going concern basis of accounting in preparing its consolidated financial statements.

Principles of Consolidation

A subsidiary is an entity controlled by the Corporation. As such, the Corporation is exposed, or has rights, to variable returns from its involvement with such entity and has the ability to affect those returns through its current ability to direct such entity’s relevant activities (i.e., control over the entity).

The existence and effect of substantive voting rights that the Corporation potentially has the practical ability to exercise (i.e., substantive rights) are considered when assessing whether the Corporation controls another entity.

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Upon consolidation, management eliminated all inter-entity transactions and balances.

Non-controlling interests in subsidiaries are identified separately from the Corporation’s equity therein. Those non-controlling interests that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the subsidiary’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. “Total comprehensive income” is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Upon the loss of control of a subsidiary, the Corporation’s profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

Revenue Recognition

Revenue from contracts with customers is recognized when control of the Corporation’s services is transferred to the customer at an amount that reflects the consideration to which the Corporation expects to be entitled in exchange for those services. The Corporation has concluded that it is the principal in its revenue arrangements because it controls the services before transferring them to the customer.

The Corporation has disclosed disaggregated revenue recognized from customers and revenue from other online activities in note 7.

The Company evaluates all contractual arrangements it enters into and evaluates the nature of the promised goods or services and rights and obligations under the arrangement, in determining the nature of its performance obligations. Where such performance obligations are capable of being distinct and are distinct in the context of the contract, the consideration the Corporation expects to be entitled under the arrangement is allocated to each performance obligation based on its relative estimated stand-alone selling prices. Performance obligations that the Corporation concludes are not distinct are combined together into a single combined performance obligation. Revenue is recognized at an amount equal to the transaction price allocated to the specific performance obligation when it is satisfied, either at a point in time or over time, as applicable, based on the pattern of transfer of control.

The Company’s principal arrangements include the following sources of revenue:

Revenue from customers within the scope of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Poker revenue

Poker revenue represents primarily the commission charged at the conclusion of each poker hand in cash games (i.e., rake) and entry fees for participation in poker tournaments, and is net of certain promotional expenses, which are treated as a reduction to the transaction price. In poker tournaments, entry fee revenue is recognized when the tournament has concluded.

Gaming revenue

Gaming revenue primarily represents the difference between the amounts of bets placed by customers less amounts won (i.e., net house win) and is presented net of certain promotional expenses, which are treated as a reduction to the transaction price. Gaming transactions are instantaneously settled and revenue is recognized at a point in time.

Poker and Gaming each consist of a single revenue performance obligation, notwithstanding the impact of customer loyalty programs as noted below. Revenue is recognized at a point in time upon completion of the performance obligation as noted above. Poker and Gaming are each presented as revenue gross of applicable gaming duties, which are presented within cost of revenue.

Conversion margins

Revenue from conversion margins is the revenue earned on the processing of real-money deposits and cash outs in specified currencies. Revenue from customer cross-currency deposits and withdrawals is recognized when the transaction is complete at a point in time. Revenue is recognized with reference to the underlying arrangement and agreement with the players and represents a single performance obligation and is recorded within the applicable line of operations.

Other revenue from customers

Play-money gaming revenue - Customers can participate in online poker tournaments and social casino games using play-money, or virtual currency. Customers can purchase additional play-money chips online to participate in the poker tournaments and social casino games. The revenue is recognized at a point in time when the customer has purchased such chips as control has been transferred to the customer and no further performance obligations exist. Once a customer has purchased such chips they are non-refundable and non-cancellable.

Other - The Corporation sponsors certain live poker tours and events, uses its industry expertise to provide consultancy and support services to the casinos that operate the events, and has marketing arrangements for branded poker rooms at various locations around the world. The Corporation also provides customers with access to odds comparisons, tips and other information to assist with betting, and provides other media and advertising services, and limited content development services with revenue generated by way of affiliate commissions, revenue share arrangements and advertising income as applicable. Revenue is recognized upon satisfying the applicable performance obligations, at a point in time or over time as applicable.

Revenue from customers out of the scope of IFRS 15

Betting revenue

The Corporation’s income generated from Betting product offerings does not fall within the scope of IFRS 15. Income generated from these online transactions is disclosed as revenue although these transactions are accounted for as derivative instruments in accordance with IFRS 9, Financial Instruments (“IFRS 9”) where the income meets the definition of gains or losses, as applicable.

Betting revenue primarily represents the difference between the amounts of bets placed by customers less amounts won (i.e., net house win). Open betting positions are carried at fair value, and gains and losses arising on these positions are recognized in revenue.
Betting is presented as revenue gross of applicable gaming duties, which are presented within cost of revenue.

Customer loyalty programs

The Corporation operates loyalty programs for its customers within each of its reporting segments that reward customers based on a number of factors, including volume of play, player impact on the overall ecosystem, whether the player is a net withdrawing or net depositing player, and product and game selection. For customer loyalty programs operated by the Corporation, applicable revenue received for which loyalty rights earned by our customers are recorded as a contract liability based on the rewards’ allocated amount and are subsequently recognized as revenue in a future period when the rewards are redeemed. Customer loyalty rewards are included in accounts payable and other liabilities on the consolidated statements of financial position.

The estimated selling price of loyalty rewards is determined using an equivalent cash cost approach, which uses historical data of award redemption patterns considering the alternative goods or services for which the rewards can be redeemed. The estimated selling price of rewards is adjusted for an estimate of rewards that will not be redeemed based on historical redemption patterns. Historically non-redeemed loyalty rewards have not been significant.

Other sources of revenue

Income from player funds

A portion of customer deposits is held as current investments. Income generated from current investments and dormant accounts does not fall within the scope of IFRS 15. Income generated from investments is disclosed as revenue despite being accounted for in accordance with IFRS 9 where it meets the definition of gains or losses, as applicable.

Income (loss) from dormant accounts

When a customer deposit account becomes dormant in accordance with Corporation’s terms and conditions, the deposit is removed from customer liabilities and recorded within accounts payable and other liabilities. Income is generated from dormant accounts that are not expected to be re-activated based on historical information and re-activation rates. Losses are recorded on dormant accounts that are re-activated. Income (loss) generated from dormant accounts is disclosed as revenue despite being accounted for in accordance with IFRS 9 where it meets the definition of gains or losses, as applicable.

Cost of Revenue

Cost of revenue includes direct costs associated with revenue generating activities. Such direct costs include gaming duty, processor costs and royalties. Cost of revenue does not include depreciation and amortization.

Financial Instruments

As permitted by IFRS 9, the Corporation continues to apply the hedge accounting requirements of International Accounting Standard (“IAS”) 39, Financial Instruments (“IAS 39”) rather than the new requirements of IFRS 9 and will comply with the annual hedge accounting disclosures as required by IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Financial Assets

Recognition and Measurement

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at FVTPL (as defined below), transaction costs that are directly attributable to the acquisition of the financial asset. The Corporation classifies financial assets into one of the following measurement categories:

•	Those to be measured subsequently at fair value through profit or loss (“FVTPL”);

•	Those to be measured subsequently through other comprehensive income (“FVOCI”); or

•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•
Amortized cost: debt instruments are measured at amortized cost if they are held within a business model with the objective of collecting the contractual cash flows and those cash flows solely represent payments of principal and interest. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the debt instrument is derecognized or impaired. Interest income from these debt instruments is recognized using the effective interest rate method. Cash, restricted cash and accounts receivable are classified as amortized cost.

•
FVOCI: debt instruments are measured at FVOCI if they are held within a business model with the objective of either collecting the contractual cash flows or of selling the debt instrument, and those cash flows solely represent payments of principal and interest. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest income and foreign exchange gains or losses recognized in profit or loss. When the debt instrument is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. Bonds recorded within current investments are classified as FVOCI.

•
FVTPL: debt instruments that are not solely payments of principal and interest are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the consolidated statements of earnings (loss). The Corporation does not currently hold any financial assets at FVTPL.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value, except for equity instruments for which equity method accounting is applied. The classification of equity instruments depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at FVOCI. There are two measurement categories into which the Corporation classifies its equity instruments:

•
FVOCI: equity instruments are classified as FVOCI on an instrument-by-instrument basis when the conditions are met based on the nature of the instrument. Where the Corporation’s management makes an irrevocable election to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss upon the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established. The Corporation does not currently hold any equity instruments classified as FVOCI.

•
FVTPL: equity instruments are classified as FVTPL if they are held for trading (they are acquired for the purpose of selling or repurchasing in the near term) or equity investments which the Corporation had not irrevocably elected to classify at FVOCI. Changes in the fair value of financial assets at FVTPL are recognized in the consolidated statements of earnings (loss). Equity in unquoted companies is classified as FVTPL.

Impairment of financial assets

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment provision recorded in respect of debt instruments carried at amortized cost and FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The forward-looking element in determining impairment for financial assets is derived from comparison of current and projected macroeconomic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Recognition and measurement

Financial liabilities are classified, at initial recognition, as either financial liabilities at FVTPL or other financial liabilities.

•
FVTPL: Financial liabilities are classified as FVTPL if they are held for trading or are designated as FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise or the financial liability is managed and its performance is evaluated on a fair value basis. Any gains or losses arising on re-measurement are recognized in the consolidated statements of earnings (loss). Derivative instruments and certain other level 3 liabilities (see note 26) are classified as FVTPL.

•
Other financial liabilities: Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability (or a shorter period where appropriate) to the net carrying amount on initial recognition. Long-term debt is classified within other financial liabilities and is measured at amortized cost.

Debt modifications

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. For debt repayable at par with nominal break costs, the Corporation elected to account for such debt modifications as equivalent to repayment at no cost of the original financial instrument and an origination of a new debt at market conditions. Resetting the debt to market conditions with the same lender has the same economic substance as extinguishing the original financial instrument and originating new debt with a third-party lender at market conditions. The transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment.

For all other debt, the accounting treatment of debt modifications depends upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when either: (i) the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt or (ii) management determines that other changes to the terms of the amended agreement, such as a change in the environment in which a floating interest rate is determined, are substantially different. If the modification is considered to be substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered to be substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate with the difference recognized in net financing charges on the consolidated statements of earnings (loss).

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as FVTPL) are added to or deducted from, as applicable, the fair value of the financial instrument on initial recognition. These costs are expensed to financial expenses on the consolidated statements of earnings (loss) over the term of the related interest bearing financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to financial expenses in the period that the debt facility is retired. Transaction costs related to financial instruments at FVTPL are expensed when incurred.

Obligations of the Corporation to acquire its own shares or shares of a partially owned subsidiary

Where a contract contains an obligation of the Corporation to purchase its own equity instruments for cash or another financial asset, a financial liability for the present value of the redemption amount is recorded even if the contract itself is an equity instrument. Where a contract contains an obligation of the Corporation to purchase shares of a partially owned subsidiary, a financial liability for the present value of the redemption amount is recorded except where the contract can be settled by delivering a variable number of the Corporation’s own equity instruments. In such circumstances, a derivative instrument is recognized.

Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Corporation could be required to pay are recognized in net financing charges on the consolidated statements of earnings (loss). Where a derivative is recognized, changes in fair value are recognized in net financing charges on the consolidated statements of earnings (loss)

Derivatives

As permitted by IFRS 9, the Corporation continues to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9 and will comply with the annual hedge accounting disclosures as required by IFRS 7.

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes (except for derivatives with respect to the Corporation’s Betting line of operations, which are transactions within the scope of IFRS 9 but reported as revenue as discussed above). All derivatives are recorded at fair value in the consolidated statements of financial position. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the consolidated statements of earnings (loss).

Derivatives may be embedded in other financial liabilities and non-financial instruments (i.e., the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined instrument (i.e., the embedded derivative plus the host instrument) is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statements of earnings (loss).

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately under IFRS 9. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at FVTPL.

Hedge accounting

The Corporation designates certain derivatives as either:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges), or

•	hedges of a net investment in a foreign operation (net investment hedges).

At inception of the hedge relationship, the Corporation formally documents how the hedging relationship meets the hedge accounting criteria. It also records the economic relationship between the hedged item and the hedging instrument, including the nature of the risk, the risk management objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship at inception and on an ongoing basis.

Cash flow hedges

The Corporation uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income and accumulated in the cash flow hedging reserve, while the ineffective portion is recognized immediately in the consolidated statements of earnings (loss). Gains and losses on cash flow hedges accumulated in other comprehensive income (loss) are reclassified to the consolidated statements of earnings (loss) in the same period the hedged item affects the consolidated statements of earnings (loss). If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to the consolidated statements of earnings (loss).

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in other comprehensive income and accumulated under the heading cumulative translation adjustments reserve. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of earnings (loss). Gains and losses accumulated in other comprehensive income are reclassified to the consolidated statements of earnings (loss) when the foreign operation is partially disposed of or sold.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments that are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

Level 1 ‑ Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 ‑ Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 ‑ Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, bank deposits and other short-term highly liquid investments with maturities of three months or less, which are generally used by the Corporation to meet short-term liquidity requirements.

Leases

The Corporation adopted IFRS 16 effective January 1, 2019. See note 4. In preparation for the first-time application of IFRS 16, the Corporation carried out an implementation project, which has shown that the new definition in IFRS 16 did not significantly change the scope of the Corporation’s contracts that meet the definition of a lease.

IFRS 16 introduces significant changes to lessee accounting by removing the distinction between operating and finance lease requirements and adding a requirement to recognize a right-of-use asset and a lease liability at the commencement of all leases except short-term leases and leases of low-value assets for which the election to recognize a lease expense on a straight-line basis has been applied. The requirements for lessor accounting have remained substantially unchanged. The Corporation applied IFRS 16 using the modified retrospective approach, with right-of-use assets being measured at an amount equal to the lease liability, adjusted for any amount of applicable prepaid or accrued lease payments recognized on the statement of financial position as at December 31, 2018. As a result, there was no restatement of the comparative period. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for applicable consideration.

The Corporation applied the following transitional-related elections available upon transition to IFRS 16:

•	Hindsight in the determination of right-of-use assets and lease liabilities on transition;

•
Reliance on the assessment of whether leases are onerous by applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•	Exclusion of initial direct costs from the measurement of right-of-use assets on transition; and

•	No recognition of right-of-use assets and lease liabilities for leases expiring within 12 months of adoption of IFRS 16.

The Corporation as a Lessee

The Corporation assesses whether a contract is or contains a lease at the inception of the applicable contract. IFRS 16 changes how the Corporation accounts for leases that it otherwise would have previously classified as operating leases under IAS 17, Leases (“IAS 17”). Under IFRS 16, for all leases except as noted above, the Corporation:

a)	Recognizes a right-of-use asset and a lease liability in the consolidated statement of financial position, initially measured at the present value of future lease payments;

b)
Recognizes depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss as part of general and administrative expense and other interest expense within net financing charges, respectively; and

c)
Separates the total amount of cash payments in relation to lease liabilities into a principal portion and interest (each presented within financing activities) in the consolidated statement of cash flows.

Lease incentives are recognized as part of the measurement of right-of-use assets and as part of lease liabilities, except if received prior to lease commencement, while under IAS 17 they resulted in the recognition of a lease incentive liability and were amortized as a reduction of rental expense on a straight-line basis.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36, Impairment of Assets (“IAS 36”), which replaces the previous requirement to recognize a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets, such as personal computers and office furniture, the Corporation has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16.

The lease liability is initially measured at the present value of the future lease payments, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Corporation uses its incremental borrowing rate at the lease commencement date. The Corporation subsequently measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.

Lease payments included in the measurement of the lease liability include:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate initially measured using the index or rate at the commencement date;

•	Amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease if the lease includes an option to terminate the lease.

The Corporation remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever:

•
The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
The lease payments change due to changes in an index or rate or change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement of the lease, and any initial costs. They are then subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability or right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers such payments occurs.

As a practical expedient, IFRS 16 permits a lessee to account for any lease and associated non-lease components as a single arrangement instead of separating the non-lease components. The Corporation has applied this practical expedient.

The Corporation as a Lessor

The Corporation does not currently have any material contracts where the Corporation acts as a lessor.

Leases prior to January 1, 2019 under IAS 17

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Corporation assessed all its leases to be operating leases.

The Corporation as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.
The Corporation as lessee

Rents payable under operating leases are recognized as an expense on a straight-line basis over the term of the relevant lease except where another more systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of any such incentive is recognized as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Prepaid Expenses and Deposits

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services.

Property and Equipment

Property and equipment that have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the particular asset is available for use, over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Furniture and fixtures	Straight-line	4-10 years
Computer equipment	Straight-line	2-5 years
Building	Straight-line	25 years
Right of use assets	Straight-line	1-10 years (Shorter of term of lease and useful life of the asset)

Intangible Assets

Intangible assets that have finite lives are recorded at cost less accumulated amortization and impairment losses. Amortization is expensed from the month the particular asset is available for use, over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Software technology (including deferred development costs)	Straight-line	4-5 years
Software technology (Defensive intangible asset)	Straight-line	2 years
Customer relationships	Straight-line	15 years
Brands (licensed)	Straight-line	22 years
Brands	N/A	Indefinite useful life
Other intangibles	Straight-line	3-25 years

The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the consolidated statements of financial position and any gain or loss is reflected in the consolidated statements of earnings (loss). Expenditures for repairs and maintenance are expensed as incurred.

The Corporation determined that its owned brands have indefinite useful lives as they have no foreseeable limit to the period over which such assets are expected to contribute to the Corporation’s cash flows. In addition, the Corporation expects to continue to support its brands with ongoing marketing efforts.

The Corporation tests its owned brands for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that the cash-generating units (“CGUs”) to which such brands relate might be impaired.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the CGUs or group of CGUs to which goodwill is allocated might be impaired. The Corporation monitors and tests goodwill for impairment at the operating segment level.

Research and Development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs, which have probable future economic benefits, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs, net of related research and development investment tax credits, are not amortized until the products or technologies are commercialized or when the asset is available for use, at which time they are amortized over the estimated life of the commercial production of such products or technologies.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment whenever an indication exists that an asset might be impaired.

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method whereby the amounts of tax credits are applied as a reduction of the expense or deferred development costs.

Investments

Investments are stated at the lower of cost and fair market value. Cost is determined on a weighted average basis at a consolidated level.

Investments in Associates

An associate is an entity over which the Corporation has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not the control or joint control over those policy decisions.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Corporation’s share of the profit or loss and other comprehensive income of the associate. When the Corporation’s share of losses of an associate exceeds the Corporation’s interest in that associate (which includes any long-term interests that, in substance, form part of the Corporation’s net investment in the associate), the Corporation discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.  On acquisition of the investment in an associate, any excess of the cost of the investment over the Corporation’s share of the net fair value of the identifiable assets and liabilities of the associate is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Corporation’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated statements of earnings (loss) in the period in which the investment is acquired.

The requirements of IAS 36, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Corporation’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Impairment of Non-Current Assets

Management assesses, at the end of the reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Corporation estimates the asset’s recoverable amount. An asset’s or CGU’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Corporation bases its impairment calculation on detailed budgets and forecast calculations, which are prepared for the Corporation’s assets or CGU to which such assets are allocated. These budgets and forecast calculations generally cover a period of three to five years. A long-term growth rate is calculated and applied to project future cash flows after the final year included in the forecast.

Impairment losses of continuing operations are recognized in the consolidated statements of earnings (loss) in expense categories consistent with the function of the impaired asset. An impairment loss recognized for goodwill may not be reversed. At the end of the reporting period, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. Where an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of earnings (loss), except to the extent they relate to items recognized in the consolidated statements of comprehensive income (loss) or directly in the consolidated statements of changes in equity.

Current tax

Current tax payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of earnings (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.

The Corporation adopted IFRIC 23 effective January 1, 2019. See note 4. Where uncertain tax treatments exist, the Corporation assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Corporation assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Corporation believes provides a better prediction of the resolution of the uncertainty. The Corporation considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The adoption of the interpretation did not have a material impact on the consolidated financial statements.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Corporation’s consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized, or where the legislation grants the ability for the deferred tax asset to be recognized against existing taxable temporary differences. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future, or where the legislation permits, the reversal of existing taxable temporary differences is sufficient to support the realization of the deferred tax asset.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of any such asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted. Current and deferred tax are recognized in the consolidated statements of earnings (loss), except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

IFRS 2, Share-based Payment (“IFRS 2”)

The Corporation maintains an equity-based long-term incentive award program to align interests of its management team with those of its shareholders (“Shareholders”) by focusing the management team on long-term objectives over a multi-year period, with the value of the award fluctuating based on stock price appreciation. The Corporation has two equity-based award plans and accounts for grants under these plans in accordance with the fair value-based method of accounting for stock-based compensation for the applicable period. The Corporation currently makes its equity grants under its Equity Incentive Plan dated June 22, 2015, as amended from time to time (the “2015 Equity Incentive Plan”), which provides for grants of stock options (“Options”), restricted share units (“RSU”), deferred share units (“DSU”), performance share units (“PSU”), and other Common Share-based awards as the Board may determine. Prior to the Corporation’s 2015 annual shareholder meeting (the “2015 Annual Meeting”), equity-based awards were granted solely under the Corporation’s 2010 stock option plan, as amended from time to time (the “2010 Stock Option Plan” and together with the 2015 Equity Incentive Plan, the “Plans”) and consisted only of Options. The Corporation no longer grants Options under the 2010 Stock Option Plan, but it remains in effect only to govern the terms of outstanding Options granted prior to the initial adoption of the 2015 Equity Incentive Plan.

The Corporation’s current long-term incentive program for its management team includes a regular grant program that is comprised of PSUs and RSUs. The RSUs are subject to service vesting conditions and the PSUs are subject to service, market and non-market vesting conditions. The Corporation also offers DSUs and RSUs for members of its Board.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted as measured at the date the entity obtains the goods or the counterparty renders the service. Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

For share-based payment transactions that may be settled in cash on the occurrence of a contingent event which is in the control of neither the Corporation nor the counterparty to the payment (“contingently cash-settled share-based payments”), the Corporation applies the “probable” approach. Under this approach, the share-based payment is classified as either cash-settled or equity-settled in its entirety depending on which outcome is probable at each reporting date. Any change in the probable method of settlement is treated as a change in accounting estimate, with the cumulative expense updated to reflect the appropriate charge for the method of settlement now considered probable.

Stock Options

Compensation expense for equity-settled stock options awarded to participants under the Plans is measured at the fair value at the grant date using the Black-Scholes-Merton valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Stock-based compensation expense recognized is adjusted to reflect the number of options that have been estimated by management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the recognized expense corresponds to the options that have vested. Stock-based compensation expense is recorded in the equity reserve when the expense is recognized in the consolidated statements of earnings (loss). When options are exercised, any consideration received from participants as well as the related compensation cost recorded within the equity reserve are credited to share capital.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share that entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator of the 2015 Equity Incentive Plan (the “Plan Administrator”), in its sole discretion. Upon settlement, holders will receive one fully paid Common Share in respect of each vested RSU. Generally, the RSUs vest in equal annual installments over a three or four-year period (graded vesting method), and subject to continued employment through each vesting date.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share that entitles the holder to receive Common Shares based on the achievement of performance goals established by the Plan Administrator, including in consultation with management, over a performance period. Generally, the PSUs vest on the third anniversary of the date of the grant (cliff vesting), and based on a weighted mix of revenue and Adjusted EBITDA targets of the Corporation for the applicable three-year performance period as well as the individual remaining employed by, or continuing to provide services to, the Corporation. The grantee is eligible for additional PSUs (the “Additional PSUs”) up to 50% of the PSUs granted on the grant date, subject to an additional total shareholder return condition (the “TSR Condition”), and to the extent the other service and performance conditions are met. The Additional PSUs have service, non-market and market (i.e., the TSR Condition) vesting conditions, all of which must be satisfied to vest.

Upon settlement, holders will receive fully paid Common Shares in proportion to the number of vested PSUs held and the level of performance achieved. Any unearned PSUs will be forfeited.

Deferred Share Units

The Corporation offers DSU grants to the members of the Board. Upon settlement, holders will receive one fully paid Common Share in respect of each vested DSU. The Corporation recognizes services received in a share-based payment transaction as an expense over the requisite service period and recognizes a corresponding increase in equity as the services are received. DSUs vest immediately or over either a one-, two- or three-year period. The grant date is the date on which the Corporation and the Board have a shared understanding of all the terms and conditions of the arrangement. If the grant date occurs after the service commencement date, then the Corporation estimates the grant-date fair value of the DSUs for the purpose of recognizing the expense from the service commencement date until the accounting grant date. All grants are subject to forfeiture if the director ceases to serve as a director prior to vesting and vested DSUs can only be settled at such time.

With respect to RSUs, PSUs and DSUs, the Corporation doesn’t currently expect to pay any dividends during the vesting period. Therefore, the fair market value of an RSU, PSU or DSU is equal to the market price of the underlying Common Share at the grant date. On the grant date, the fair value of the awards is measured using the higher of the closing stock price on the TSX or Nasdaq. The fair market value of the Additional PSUs is determined using a simulation based valuation to reflect the probability of the market condition being met. The service and non-market conditions do not affect the fair value of the awards at grant date. Market conditions are reflected as an adjustment (discount) to the initial estimate of fair value at grant date of the instrument to be received and there is no true-up for differences between estimated and actual vesting due to market conditions.

Share-based compensation expense is recognized over the vesting period in the consolidated statements of earnings (loss) with a corresponding increase to the equity reserve. Once the awards vest and are settled with the counterparty, the related amount recorded within the equity reserves is credited to share capital.

Dividend Equivalents

RSUs, PSUs and DSUs may be credited with dividend equivalents in the form of additional RSUs, PSUs, DSUs and other share-based awards, as applicable. Dividend equivalents shall vest in proportion to the awards to which they relate. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs, DSUs or other share-based awards, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant, at the close of the first business day immediately following the dividend record date.

Provisions

Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in interest accretion within net financing charges on the consolidated statements of earnings (loss).

Contingent liabilities

Contingent liabilities are possible obligations the existence of which will be confirmed by uncertain future events that are not wholly within the control of the entity. Contingent liabilities also include obligations that are not recognized because their amount cannot be measured reliably or because settlement is not probable. A contingent liability is not recognized in the consolidated statements of financial position. However, unless the possibility of an outflow of economic resources is remote, a contingent liability is disclosed in the notes.

Translation of Foreign Operations and Foreign Currency Transactions

Functional and presentation currency

IFRS requires entities to consider primary and secondary indicators when determining functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic factors, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

Based on an analysis of the primary and secondary indicators, the Corporation has determined its and its subsidiaries’ functional currencies. The Corporation’s functional currency is Canadian dollars. The Corporation’s consolidated financial statements are presented in U.S. dollars.

Transactions and balances

Foreign currency transactions are translated into the applicable functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized within general and administrative expenses.

Group companies

The results and financial position of the Corporation’s subsidiaries that have a functional currency different from the Corporation’s presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate on the date of that statement of financial position;

(ii)
income and expenses for each statement of net earnings (loss) and statement of other comprehensive income (loss) are translated at the rates of exchange prevailing on the dates of the transactions; and

(iii)	all resulting exchange rate differences are recognized in other comprehensive income (loss) and are transferred to net earnings (loss) upon the sale or disposition of subsidiaries.

Business Combinations

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized in the consolidated statements of financial position at their respective fair values. Goodwill is recorded based on the excess of the fair value of the consideration transferred over the fair value of the Corporation’s interest in the acquiree’s net identifiable assets on the date of the acquisition. Any excess of the identifiable net assets over the consideration transferred is immediately recognized in the consolidated statements of earnings (loss).

The consideration transferred by the Corporation to acquire control of an entity is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred contingent payment arrangement. Acquisition-related costs are expensed as incurred.

Operating Segments

Segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Chief Operating Decision Maker (“CODM”). The Corporation’s CODM consists of its Chief Executive Officer and Chief Financial Officer, as this group is responsible for allocating resources to, and assessing the performance of, the operating segments of the Corporation.

Key sources of estimation uncertainty

Determining the carrying amounts of some assets and liabilities requires estimation of the effects of uncertain future events on those assets and liabilities at the end of the reporting period. The following discussion sets forth key sources of estimation uncertainty at the end of the reporting period that management believes have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Goodwill impairment

At least annually, the Corporation tests whether goodwill is subject to any impairment in accordance with the applicable accounting policy set forth above. The Corporation completed its annual goodwill impairment testing as at December 31, 2019.

Estimation uncertainty exists in the determination of goodwill impairment, which is based on the recoverable amount for any cash generating units (“CGUs”) or group of CGUs. The recoverable amount for any CGU or group of CGUs is determined based on the higher of (i) fair value less costs to sell and (ii) value in use. Both valuation approaches require management to make estimates about the future. Goodwill impairment exists when the carrying value of a CGU or group of CGUs exceeds its recoverable amount. Estimates used in determining the recoverable amount include but are not limited to expected cash flows, growth rates, capital expenditures and discount rates. If in the next financial year there is a significant decline in the performance of a CGU or group of CGUs, a significant change in regulation impacting the Corporation’s operations, or a combination of changes to the key assumptions disclosed in note 11, this could result in an impairment loss.

Uncertain tax treatments

Determining the Corporation’s income tax and its provisions for income taxes involves a significant degree of estimation and judgment, particularly in respect of open tax returns relating to prior years where the liabilities remain to be agreed with the local tax authorities. The Corporation is also subject to tax audits and has a number of open tax inquiries covering corporate tax matters. As a result, it has recognized a number of provisions against uncertain tax positions that are recognized based on management’s best estimate of the outcome after taking into consideration all available evidence, and where appropriate, after taking external advice. This includes the reassessment from the Canadian tax authorities relating to transfer pricing, where a provision for the full amount of the reassessments received was booked during the year ended December 31, 2017 and discussions with the Canadian tax authorities are continuing to date through the usual appeals process. See note 9. The tax provisions recorded in the Corporation’s consolidated financial statements in respect of prior years relate to intercompany trading and financing arrangements entered into in the normal course of business and tax audits that are currently in progress with fiscal authorities. Due to the uncertainty associated with such tax items it is possible that at a future date, on resolution of the open tax matters, the final outcome may vary significantly and there is the potential for a material adjustment to the carrying amounts of the liability recorded as a result of this estimation uncertainty.

Valuation of embedded derivatives

The Senior Notes (as defined below) include certain embedded features allowing the Corporation to redeem the Senior Notes or allowing the holders to require a redemption of the Senior Notes. As previously disclosed, these features were bifurcated from the carrying value of the Senior Notes. Management used estimates, including an implied credit spread of 1.9% as at December 31, 2019 (December 31, 2018 - 4.6%), in determining the fair value of the Embedded Derivative (as defined below). The implied credit spread represents management’s estimate of the Corporation’s creditworthiness as implied by the market value of the Senior Notes. See notes 17, 19 and 26. During the year end December 31, 2019, the Corporation recorded a gain of $98.3 million through Net financing charges in relation to the re-measurement of the Embedded Derivative, of which $48.1 million of the gain was recorded in the fourth quarter of 2019.

Critical accounting judgments

The preparation of the Corporation’s consolidated financial statements requires management to exercise its judgment in applying the Corporation’s accounting policies. Judgments are continuously evaluated and are based on historical experience, general economic conditions, and trends and other factors, including expectations of future events.

The following discussion sets forth for the year ended December 31, 2019 what management believes to be the most significant judgments in applying the Corporation’s accounting policies.

Contingent liabilities

The Corporation reviews its legal proceedings following developments in the same at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the consolidated financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. The Corporation assesses the probability of an outflow of resources to settle the alleged obligation as well as if the outflow can be reliably measured. If these conditions are not met, no provision will be recorded and the relevant facts will be disclosed as a contingent liability. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future consolidated financial statements may be materially affected, with a favorable or adverse impact on the Corporation’s business, financial condition or results of operations. See note 28.

Determination of lease term

The Corporation’s lease portfolio includes contracts with extension and termination options. These terms are used to maximize operational flexibility with respect to managing such contracts.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The Corporation reviews the applicable assessment if a significant event or a significant change in circumstances occurs which affects the assessment and that is within the control of the lessee. If the Corporation exercises an extension option (or elects not to exercise a termination option) that was not included in the lease term, this would result in an increase to the right of use asset and lease liability. As at December 31, 2019, the weighted average remaining life of the Corporation’s leases is 4.2 years.

FOX equity option

On May 8, 2019, the Corporation and FOX Sports (“FOX Sports”), a unit of Fox Corporation (Nasdaq: FOXA, FOX) (“FOX”), announced plans to launch FOX Bet, the first-of-its kind national media and sports wagering partnership in the United States and entered into a commercial agreement of up to 25 years. As part of the transaction, FOX Sports will receive certain brand license, integration and affiliate fees. In addition, during the term of the commercial agreement, the Corporation has agreed to a minimum annual advertising commitment on certain FOX media assets. Prior to the tenth anniversary of the commercial agreement, and subject to certain conditions and applicable gaming regulatory approvals, FOX Sports has the right to acquire up to a 50% equity stake in the Corporation’s U.S. business. In accordance with IFRS 2, based on the judgment of the Corporation's management, this right granted to FOX Sports is considered a contingently cash-settled share-based payment because FOX Sports, subject to receiving regulatory approvals and meeting certain other conditions, has discretion to exercise the right During the year ended December 31, 2019, the Corporation recorded $0.1 million to cost of sales and $7.6 million to sales and marketing expense in relation to the commercial agreement.

Management has made certain judgments in the recognition and measurement of liabilities in relation to this commercial agreement and associated right of FOX Sports to acquire equity, including its judgment as to the probable method of settlement. The right has been valued using a discounted cash flow model and as it represents a contingently cash-settled share-based payment, will be recorded at fair value each reporting period.

Combination with Flutter Entertainment Plc

On October 2, 2019, the Corporation reached an agreement on the terms of an all-share combination recommended by the Board to be implemented through an acquisition of The Stars Group by Flutter pursuant to a plan of arrangement under the OBCA (see note 31) for additional information. Management has prepared its consolidated financial statements without giving effect to the potential impacts a combination with Flutter would have on the Corporation’s existing accounting treatments. This includes, but is not limited to, such judgments related to (i) the forecasted cash flows associated with the Corporation’s long-term debt and the related impact on its hedge accounting conclusions, and (ii) the expected period of vesting and change in control implications in relation to the Corporation’s long-term incentive program.

The completion of the Combination (as defined below) is currently intended to occur during the second or third quarter of 2020, subject to, among other things, shareholder, court and applicable regulatory approvals.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements - not yet effective
Amendments to IFRS 9, IAS 39 and IFRS 7
In July 2017, the Financial Conduct Authority (“FCA”), which regulates LIBOR, announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate as its preferred alternative rate for USD LIBOR in derivatives and other financial contracts. Other benchmark rates including EURIBOR are also impacted by this reform and the European Central Bank has identified the Euro Short Term Rate as its preferred alternative rate for EURIBOR in derivatives and other financial contracts. The Corporation is not able to predict when USD-LIBOR or EURIBOR will cease to be available or when there will be sufficient liquidity in the alternative markets. Any changes adopted by the FCA or other governing bodies in the method used for determining USD-LIBOR and EURIBOR may result in a sudden or prolonged increase or decrease in reported USD-LIBOR and EURIBOR. If that were to occur, the Corporation’s interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if USD-LIBOR and EURIBOR were to remain available in their current form.
In September 2019, the IASB issued amendments to IFRS 9, IAS 39, and IFRS 7 in order to provide relief in respect of the potential impacts to hedge accounting following the uncertainties arising from the impact of the Interbank offered rate (“IBOR”) reform on the timing and amount of designated future cash flows. The amendments provide exceptions to the requirements of hedge accounting during this period of uncertainty with the impact being that existing and new hedge accounting designations will be unaffected by the above noted uncertainties. The amendments are effective for annual reporting periods beginning on or after January 1, 2020, but the Corporation chose to early apply the amendments for the reporting period ending December 31, 2019. Adopting these amendments allows the Corporation to continue hedge accounting during the period of uncertainty arising from interest rate benchmark reforms. See note 4.
IFRIC agenda decision
In November 2019, the IFRIC discussed a question about how to determine the lease term for cancellable or renewable leases. Entities may enter into cancellable or renewable leases that do not specify a particular term, but which continue indefinitely until one party gives notice to terminate. The request asked how the lease term should be determined and whether the useful life of any related non-removable leasehold improvements is limited to the lease term determined applying IFRS 16. The IFRIC clarified that determining the lease term will depend on both the termination penalties in the contract and the broader economics of the contract. Further an entity must apply IAS 16 Property, Plant and Equipment (“IAS 16) in determining the useful life of non-removable leasehold improvements and may often conclude that it will use and benefit from leasehold improvements only for as long as it uses the underlying leased asset.
The IFRIC concluded that the principles and requirements in IFRS 16 provide an adequate basis for an entity to determine the lease term of cancellable and renewable leases and those in IAS 16 and IFRS 16 provide an adequate basis for an entity to determine the useful life of any non-removable leasehold improvements relating to such a lease. Therefore, the IFRIC decided not to add these items to its agenda. Agenda decisions issued by the IFRIC do not have an application date. Sufficient time is entity specific and depends on the relevant facts and circumstances, but agenda decisions are expected to be implemented as soon and as quickly as possible. The IASB expects this to be months rather than years. The Corporation is currently assessing the impact of the agenda decision and does not expect a material impact to the consolidated financial statements. The Corporation expects to have completed its assessment in the first quarter of 2020.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16, Leases

As referenced in note 2 above, the Corporation adopted IFRS 16 on January 1, 2019. The impact of the Corporation’s transition to IFRS 16 is summarized below.

The table below illustrates the reconciliation of lease commitments not recorded on the consolidated statement of financial position prior to the adoption of IFRS 16 to the lease liabilities recognized in connection with the transition to IFRS 16:

In thousands of U.S. Dollars	As at January 1, 2019
Off-balance-sheet contractual commitments	242,170
Less: non-lease contractual commitments	(150,055)
Off-balance-sheet commitments for lease obligations	92,115
Current leases with a lease term of 12 months or less (short-term leases)	(24,618)
Variable lease payments that do not depend on an index or rate	(3,325)
Other	1,992
Undiscounted lease liabilities as at January 1, 2019	66,164
Effect of discounting	(6,679)
Present value of lease liabilities as at January 1, 2019	59,485

The table below illustrates the impact of the adoption of IFRS 16 to the consolidated statement of financial position as at January 1, 2019:

In thousands of U.S. Dollars	Original January 1, 2019 (IAS 17)	Adjustment on adoption of IFRS 16	January 1, 2019 (IFRS 16)
Right-of-use assets (included in Property and equipment)	—	57,288	57,288
Prepaid expenses and other non-current assets	32,760	(776)	31,984
Net impact on total assets		56,512

Lease liabilities	—	59,485	59,485
Other long-term liabilities	79,716	(2,973)	76,743
Net impact on total liabilities		56,512

Retained earnings		—

The table below illustrates the right-of-use assets as at December 31, 2019, included as part of property and equipment in the consolidated statement of financial position by asset class:

In thousands of U.S. Dollars	Land and Buildings	Computer Equipment	Total
Net carrying amount
January 1, 2019	42,194	15,094	57,288
December 31, 2019	37,018	13,780	50,798

The table below illustrates the contractual maturity of recognized lease liabilities in the consolidated statement of financial position:

In thousands of U.S. Dollars	January 1, 2019	December 31, 2019
Lease liabilities
Current portion of lease liabilities	14,985	19,633
Long-term portion of lease liabilities	44,500	35,691
	59,485	55,324

Maturity analysis (undiscounted)
Not later than 1 year	14,985	19,633
Later than 1 year and not later than 5 years	41,214	37,150
Later than 5 years	9,965	5,475
	66,164	62,258

The weighted average discount rate applied to the Corporation’s leases as at December 31, 2019 was 3.68% (January 1, 2019 – 3.83%).

The table below illustrates the impact of the adoption of IFRS 16 to the consolidated statement of earnings (loss) for the year ended December 31, 2019:

In thousands of U.S. Dollars	Year Ended December 31, 2019
Impact on earnings for the period
Increase in depreciation and amortization expenses	(17,532)
Increase in net financing charges	(2,368)
Decrease in other operational costs	19,414
Decrease in earnings for the period	(486)

Impact on earnings per share
Decrease in earnings per share
Basic	$—
Diluted	$—

During the year ended December 31, 2019, the Corporation recorded a lease rental expense of $3.2 million within General and administrative expenses related to short term and low value leases.

IFRIC 23, Uncertainty over Income Tax Treatments

As referenced in note 2, the Corporation adopted IFRIC 23 on January 1, 2019. The adoption of the interpretation did not have a material impact on the consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7
As referenced in note 3, the Corporation has chosen to early apply the amendments to IFRS 9, IAS 39 and IFRS 7 for the reporting period ending December 31, 2019. Adopting these amendments allows the Corporation to continue hedge accounting during the period of uncertainty arising from interest rate benchmark reforms. The relief provided by the amendments in the application hedge accounting are applied by the Corporation to the Swap Agreements (as defined below). For all other derivative instruments held by the Corporation, it does not apply hedge accounting.

Cash flow hedge accounting under IAS 39 requires the future hedged cash flows to be ‘highly probable’. The relief provided by the amendments requires an entity to assume that the interest rate on which the hedged cash flows are based does not change as a result of the reform. Hence, where the hedged cash flows may change as a result of the IBOR reform this will not cause the ‘highly probable’ test to fail. IAS 39 requires a forward-looking prospective assessment whereby the hedge must be expected to be highly effective in order to hedge accounting. Under the amendments, an entity assumes that the interest rate benchmark on which the cash flows of the hedged item, hedging instrument or hedged risk are based is not altered by IBOR reform. The uncertainties described above in the context of prospective assessments could also affect IAS 39’s retrospective effectiveness requirement. IAS 39 has further been amended to provide an exception to the retrospective effectiveness test such that a hedge is not discontinued during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside this required 80–125% range.

The Corporation’s USD First Lien Term Loan, certain of its cross-currency interest rate swaps and its interest rate swap are indexed to USD-LIBOR and the Corporation’s EUR First Lien Term Loan is indexed to EURIBOR. The Corporation is monitoring and evaluating the related risks, which include interest payments on the First Lien Term Loans, and amounts received on certain of its cross-currency interest rate swaps and the interest rate swap. These risks arise in connection with transitioning contracts to an alternative rate, including any resulting value transfer that may occur. The fair value of the financial instruments tied to USD-LIBOR and EURIBOR could also be impacted if USD-LIBOR and EURIBOR are limited or discontinued. Additional risk exists as the method of transitioning to an alternative reference rate may be challenging and requires agreement with the respective counterparty about how to make the transition.
If the Corporation’s contracts are not transitioned to alternative reference rates and USD-LIBOR and EURIBOR are discontinued, the impact on our indexed financial instruments is likely to vary by contract. If USD-LIBOR and EURIBOR are discontinued or if the methods of calculating USD-LIBOR and EURIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected.
While the Corporation expects USD-LIBOR and EURIBOR to be available in substantially their current form until the end of 2021, it is possible that USD-LIBOR and EURIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the USD-LIBOR and EURIBOR administrators. In that case, the risks associated with the transition to an alternative reference rates will be accelerated and magnified.
The Corporation will continue to apply the amendments to IFRS 9/IAS 39 until the uncertainty arising from the interest rate benchmark reforms with respect to the timing and the amount of the underlying cash flows that the Corporation is exposed ends. The Corporation has assumed that this uncertainty will not end until the Corporation’s contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced, the cash flows of the alternative benchmark rate and the relevant spread adjustment.

5.	ACQUISITION OF SUBSIDIARIES

BetEasy

On February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in BetEasy for a purchase price of $117.7 million. Accordingly, the Corporation acquired $58.8 million of identifiable net assets, including $102.4 million of intangible assets, of which it recognized a non-controlling interest of $1.0 million in relation to the acquired identifiable net assets. The Corporation also recognized $59.9 million of goodwill in connection with the same.

On April 24, 2018, the same subsidiary of the Corporation acquired an additional 18% interest in BetEasy for a purchase price of $229.2 million. Included in the purchase price was a deferred contingent payment, which is included in accounts payable and other liabilities in the consolidated statements of financial position. The acquisition of the additional equity interest in BetEasy had no impact on the fair values of the goodwill and intangible assets acquired on February 27, 2018; however, the excess of the purchase price compared to the carrying value of the 18% non-controlling interest was recognized directly in equity as acquisition reserve. During the year ended December 31, 2019, the Corporation finalized the purchase price allocation assessment in relation to this acquisition and did not record any adjustments. See note 26 for details regarding the previous valuation of the related BetEasy deferred contingent payment. On December 3, 2019, the Corporation announced that it agreed with the holders of the non-controlling interest of BetEasy to pay AUD$100 million to settle the deferred contingent payment which did not affect the purchase price allocation. On December 5, 2019, the Corporation repaid the outstanding balance of AUD$100 million using available cash on hand.

Also in connection with the acquisition of the additional 18% interest in BetEasy, a subsidiary of the Corporation entered into a non-controlling interest put-call option in relation to the remaining 20% interest in BetEasy, with an exercise price based on certain future operating performance conditions of the acquired business. At acquisition, this was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option did not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation previously recognized this put-call option as a net liability derivative. On December 3, 2019, the Corporation announced that it agreed with the holders of the non-controlling interest of BetEasy to acquire the remaining 20% interest in BetEasy for AUD$151 million within 90 days following the earlier of either the issuance of the Corporation’s audited financial statements for the year ended December 31, 2020 or the completion of the previously announced Combination with Flutter (see note 31). As the settlement amount is now fixed and will be settled in cash, excluding if settled as a result of a combination with Flutter, the Corporation recorded a gross liability in respect of its obligation to acquire the remaining 20% interest in BetEasy. Upon acquisition of the 20% interest, the Corporation will also be obligated to make a contractual payment to a third-party supplier of BetEasy. The liability in respect of the Corporation’s obligations to acquire the remaining 20% interest in BetEasy and make the above mentioned contractual payment is included within accounts payable and other liabilities on the consolidated statement of financial position (see note 21).

Former William Hill Australia Business

On April 24, 2018, BetEasy acquired 100% of the former William Hill Australia business for a purchase price of $241.2 million. Accordingly, the Corporation acquired $162.5 million of identifiable net assets, including $267.3 million of intangible assets. The Corporation recognized $78.7 million of goodwill in connection with the same.

During the year ended December 31, 2019, the Corporation finalized the purchase price allocation assessment in relation and recorded an adjustment to increase the acquired financial liabilities by $0.4 million with a corresponding increase to the goodwill recognized. The comparative consolidated statement of financial position has not been restated to reflect this adjustment.

SBG

On July 10, 2018, the Corporation completed the SBG Acquisition, acquiring 100% of SBG for a purchase price of $3.24 billion. Accordingly, the Corporation acquired $808.7 million of identifiable net assets, including $3.04 billion of intangible assets. The Corporation recognized $2.43 billion of goodwill in connection with the same.

During the year ended December 31, 2019, the Corporation finalized the purchase price allocation assessment in relation to the SBG Acquisition and did not record any adjustments.

6.	REVENUE

The Corporation recognized the following amounts in the consolidated statements of earnings (loss):

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018
Poker revenue	793,284	892,557
Gaming revenue	792,299	585,846
Betting revenue	870,938	491,139
Other revenue from customers	69,422	56,419
Other sources of revenue	2,505	3,277
Total revenue	2,528,448	2,029,238

Revenue from contracts with customers have not been further disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogeneous. For further information regarding revenue, including segment revenue by major line of operations and geographic region (see note 7).

As at December 31, 2019, there are no significant contract assets or liabilities and no significant unsatisfied performance obligations. In addition, there were no significant capitalized costs to obtain a contract.

7.	SEGMENTAL INFORMATION

Segments are reported in a manner consistent with the internal reporting provided to the CODM. The Corporation’s CODM consists of its Chief Executive Officer, and Chief Financial Officer as this group is responsible for allocating resources to, and assessing the performance of, the operating segments of the Corporation. The segmentation reflects the way the CODM evaluates performance of, and allocates resources within, the business.

The CODM considers the Corporation’s business from both a geographic and product offering or lines of operation perspective. For the years ended December 31, 2019 and 2018, the Corporation had three reportable segments, as applicable: International, United Kingdom and Australia, as well as a Corporate cost center. Revenue within these operating segments is further divided into the Poker, Gaming, Betting and Other lines of operation, as applicable. The CODM receives geographic and lines of operation revenue information throughout the year for the purpose of assessing their respective performance. Certain costs are included in Corporate. “Corporate” in itself is not a reporting segment, but it comprises costs that are not directly allocable to any of the operating segments or relate to a corporate function (i.e., tax and treasury).

Further, each reporting segment incurs certain costs, which are not segregated among major lines of operations within each reporting segment as they share the same office infrastructure, workforce and administrative resources. The Corporation cannot develop or produce reports that provide the true costs by major lines of operations within each reporting segment without unreasonable effort or expense.

The primary measure used by the CODM for the purpose of decision making and/or evaluation of a segment is Adjusted EBITDA. The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation table below.

However, the CODM also uses other key measures as inputs, including, without limitation, revenue and capital expenditures, to supplement the decision-making process.

Segmental information for the year ended December 31, 2019 and December 31, 2018:

	Year Ended December 31, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations *	Consolidated
Revenue	1,312,365	946,679	274,414	—	(5,010)	2,528,448
Poker	781,637	11,647	—	—	—	793,284
Gaming	427,316	364,983	—	—	—	792,299
Betting	72,561	528,110	270,267	—	—	870,938
Other	30,851	41,939	4,147	—	(5,010)	71,927

Adjusted EBITDA (**)	604,851	324,633	44,358	(52,717)	—	921,125

Net financing charges	—	—	—	202,534	—	202,534

Depreciation and amortization	159,895	241,283	36,703	745	—	438,626

Capital expenditures	91,209	32,095	17,197	259	—	140,760

	Year Ended December 31, 2018 ***
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations *	Consolidated
Revenue	1,440,177	394,131	196,930	—	(2,000)	2,029,238
Poker	886,628	5,929	—	—	—	892,557
Gaming	428,364	157,482	—	—	—	585,846
Betting	79,117	215,921	196,101	—	—	491,139
Other	46,068	14,799	829	—	(2,000)	59,696

Adjusted EBITDA (**)	703,342	102,107	21,571	(46,071)	—	780,949

Net financing charges	—	—	—	371,086	—	371,086

Depreciation and amortization	144,304	108,879	29,476	147	—	282,806

Capital expenditures	81,189	18,971	12,386	1,182	—	113,728
_____________________________
* For the year ended December 31, 2019, the Corporation excluded from its consolidated revenue $5.0 million of Other revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion in the consolidated results for that period is recorded to Sales and marketing expense in the International segment. For the year ended December 31, 2018, the Corporation excluded from its consolidated revenue $2.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results for that period is recorded to Sales and marketing expense in the United Kingdom segment.
** Adjusted EBITDA is used internally by the CODM when analyzing underlying segment performance.
*** Certain amounts were reclassified in the comparative periods. See note 2.

A reconciliation of Adjusted EBITDA to Net earnings (loss) is as follows:

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018 ¹
Consolidated
Adjusted EBITDA	921,125	780,949
Add (deduct) the impact of the following:
Acquisition-related costs, deal contingent forward expenses and certain other costs related to the Combination[2]	(27,165)	(115,569)
Stock-based compensation[3]	(18,842)	(12,806)
Gain (loss) from investments	2,520	(1,667)
Impairment of intangible assets	(3,931)	(6,223)
Other costs	(170,882)	(101,754)
Total adjusting items	(218,300)	(238,019)
Depreciation and amortization	(438,626)	(282,806)
Operating income	264,199	260,124
Net financing charges	(202,534)	(371,086)
Net earnings from associates	—	1,068
Earnings (loss) before income taxes	61,665	(109,894)
Income tax recovery	197	988
Net earnings (loss)	61,862	(108,906)
_____________________________

[1]	Certain amounts were reclassified in the comparative periods. See note 2.

[2]
Acquisition-related costs, deal contingent forward expenses and certain other costs related to the Combination are excluded from Adjusted EBITDA as management believes these expenses are not representative of the underlying operations for the following reasons:

–	Acquisition-related costs include legal and professional fees incurred in connection with the SBG Acquisition and Australia Acquisitions.

–
Costs associated with the BetEasy Minority Acquisition (as defined below) include costs incurred in connection with employee retention programs implemented by management to manage certain personnel-related risks associated with the BetEasy Minority Acquisition, and a contractual payment to a third-party supplier of pricing services to BetEasy due upon the completion of the BetEasy Minority Acquisition.

–
Deal contingent forward expenses include costs associated with forward contracts that were entered into to hedge foreign exchange risk associated with the purchase price of the SBG Acquisition and Australia Acquisitions.

–
Other costs related to the Combination include legal and professional fees and costs incurred in connection with employee retention programs implemented by management to manage certain personnel-related risks associated with the same.

[3]	Stock-based compensation expense excluded from Adjusted EBITDA primarily due to its discretionary nature.

A reconciliation of certain items comprising “Other costs” in the Adjusted EBITDA reconciliation table above:

	Year Ended December 31, 2019
In thousands of U.S. Dollars	2019	2018
Integration costs of acquired businesses	19,753	45,597
Financial expenses	1,733	446
Restructuring expenses[1]	37,474	8,827
AMF, foreign payments and other investigation and related professional fees[2]	18,896	6,673
Lobbying (US and Non-US) and other legal expenses[3]	14,909	16,194
Professional fees in connection with non-core activities[4]	21,889	4,578
Austria gaming duty	—	(3,679)
Acquisition of market access rights	22,500	20,661
Legal settlement[5]	32,500	—
Other	1,228	2,457
Other costs	170,882	101,754
_____________________________

[1]
Restructuring expenses relate to certain operational and staff restructuring programs implemented following the Australian Acquisitions and the SBG Acquisition, and certain of the Corporation’s recent strategic cost savings initiatives (i.e., referred to by the Corporation as “operational excellence” or “operational efficiency” programs). Management does not consider such expenses to be part of its ongoing core operating activities or expenses. Following and as a result of the restructuring programs and efforts to achieve expected cost synergies related to the Acquisitions in the United Kingdom and Australia segments, during the year ended December 31, 2019, the Corporation reassessed its fixed-cost base within the International segment and Corporate cost center and implemented an operational excellence program to optimize the same, including a reduction in headcount and the relocation of certain roles across and within applicable geographies. As a result, costs related to this program that are excluded from Adjusted EBITDA for the year ended December 31, 2019 include (i) $23.9 million of accrued termination payments recognized under IAS 37 and IAS 19, Employee benefits and (ii) $13.6 million for salaries and associated compensation relating to roles that are either being made redundant or that are expected to be relocated (for relocations, to the extent that such salaries and associated compensation exceeds or will exceed the same in the new location for the respective relocated roles). The Corporation expects to continue excluding such costs from Adjusted EBITDA through the respective termination or relocation dates of the impacted personnel.

[2]
Legal and professional fees related to the previously disclosed Autorité des marchés financiers ("AMF"), foreign payments and other investigation matters. On June 6, 2019, the AMF advised the Corporation that it had closed its investigation and no charges will be laid against the Corporation or any of its current directors or officers in connection with the previously reported AMF investigation and related matters.

[3]
The Corporation excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval because management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the acquisition of the Stars Interactive Group in 2014 or from matters not directly involving the Corporation or its current business.

[4]
Professional fees in connection with non-core activities are excluded from Adjusted EBITDA as management believes these expenses are not representative of the underlying operations. Such professional fees include those related to litigation matters, incremental accounting and audit fees incurred in connection with the integration of the Acquisitions, including as it relates to internal controls with respect to the same, and the previously announced partnership with FOX Sports and transactions in connection with obtaining and securing potential market access to certain U.S. states in which the Corporation currently does not operate.

[5]	For additional information see notes 8 and 28.

The distribution of the Corporation’s assets and liabilities by reporting segment is as follows:

	International	United Kingdom	Australia	Corporate	Total
Total assets as at December 31, 2019	5,083,015	5,468,613	489,605	234,549	11,275,782
Total liabilities as at December 31, 2019	673,016	705,168	499,170	4,878,985	6,756,339

Total assets as at December 31, 2018	5,248,115	5,430,110	510,805	76,508	11,265,538
Total liabilities as at December 31, 2018	623,096	715,398	550,562	5,223,082	7,112,138

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Geographic Area
Canada	85,302	66,830
United Kingdom	5,188,175	5,191,994
Isle of Man	4,206,424	4,346,599
Australia	442,024	456,422
Malta	57,069	7,469
Other licensed or approved jurisdictions	59,432	24,534
	10,038,426	10,093,848

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the year ended December 31, 2019 or 2018, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise:

	Year Ended December 31, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
United Kingdom	75,674	924,787	—	(5,010)	995,451
Malta	557,423	13	—	—	557,436
Australia	—	158	274,414	—	274,572
Italy	165,807	233	—	—	166,040
Spain	108,439	152	—	—	108,591
Isle of Man	99,504	—	—	—	99,504
Other licensed or approved jurisdictions	305,518	21,336	—	—	326,854
	1,312,365	946,679	274,414	(5,010)	2,528,448

	Year Ended December 31, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
United Kingdom	73,969	388,421	—	—	462,390
Malta	497,126	—	—	—	497,126
Australia	—	190	196,930	—	197,120
Italy	156,946	1,144	—	—	158,090
Spain	121,776	86	—	—	121,862
Isle of Man	377,702	—	—	(2,000)	375,702
Other licensed or approved jurisdictions	212,658	4,290	—	—	216,948
	1,440,177	394,131	196,930	(2,000)	2,029,238
_____________________________
* For the year ended December 31, 2019, the Corporation excluded from its consolidated revenue $5.0 million of Other revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion in the consolidated results for that period is recorded to Sales and marketing expense in the International segment. For the year ended December 31, 2018, the Corporation excluded from its consolidated revenue $2.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results for that period is recorded to Sales and marketing expense in the United Kingdom segment.

8.	EXPENSES CLASSIFIED BY NATURE

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018 *
Cost of revenue (excluding depreciation and amortization)
Direct selling costs	144,330	99,642
Gaming duty, levies and fees	441,543	268,857
Processor and other operating costs	107,189	90,665
	693,062	459,164
General and administrative
Salaries and wages	346,792	285,234
Legal and professional fees	99,206	84,288
Impairment of intangible and other assets	3,931	6,156
(Gain) loss on disposal of investments and other assets	(2,520)	1,992
Acquisition-related costs	22,141	54,209
Acquisition of market access rights	22,500	20,661
Foreign exchange loss	1,474	61,204
IT and software costs	110,658	74,334
Legal settlement †	32,500	—
Other operational costs	80,132	106,108
Depreciation and amortization	438,626	282,806
	1,155,440	976,992
Net financing charges
Interest on long-term debt	253,624	186,720
Other interest expense	2,368	—
Gain on re-measurement of deferred contingent payment **	(7,371)	(342)
(Gain) loss on re-measurement of Embedded Derivative ***	(98,300)	6,100
Unrealized foreign exchange loss on financial instruments associated with financing activities	11,320	7,202
Ineffectiveness on cash flow hedges	8,052	(14,909)
Loss on debt extinguishment	—	146,950
Accretion expense	37,267	42,431
Interest income	(4,426)	(3,066)
	202,534	371,086
_____________________________
* The Corporation reclassified a loss of $7.2 million for the year ended December 31, 2018 previously reported within foreign exchange loss to unrealized foreign exchange loss on financial instruments associated with financing activities. See note 2.
** See notes 5 and 26 for details regarding the recognition and measurement of the deferred contingent payment.
*** See notes 17, 19 and 26 for details regarding the recognition and measurement of the Embedded Derivative.
† On September 9, 2019, the Corporation entered into minutes of settlement with respect to the appeal of the Ontario Superior Court of Justice’s prior dismissal of an application by certain holders of Preferred Shares (as defined below) regarding the Corporation’s mandatory conversion of its Preferred Shares in July 2018. On September 23, 2019, the Court of Appeal for Ontario entered an order dismissing the appeal with prejudice. The settlement of $32.5 million has been and will be funded entirely by available cash on hand, and the currently remaining liability is included within accounts payable and other liabilities on the consolidated statement of financial position.

The Corporation participates in defined contribution retirement plans for all qualifying employees, as applicable, across its segments. The assets of the plans are held separate from those of the Corporation in funds under the control of the Corporation’s pension providers. The Corporation is obligated to make the specified contributions in accordance with the plans. Included within salaries and wages is $11.5 million (2018 – $9.2 million) recorded in respect of these plans.

9.	INCOME TAXES

Details of income tax expense were as follows:

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018
Current income tax expense	62,498	19,813
Current income tax recovery - provision adjustment	(8,057)	(2,155)
Deferred income tax recovery relating to the origination and reversal of temporary differences	(52,124)	(17,971)
Deferred income tax recovery - provision adjustment	(2,514)	(675)
Income tax recovery	(197)	(988)

The Corporation’s applicable Canadian statutory tax rate is equal to the Federal and Provincial combined tax rate for the period applicable in the jurisdiction within Canada where the Corporation’s head office is registered (i.e., Ontario). The Corporation’s primary operations were previously in the Isle of Man and Malta and, subsequent to the Australian Acquisitions and SBG Acquisition, are now also in Australia and the United Kingdom. Income taxes reported differ from the amount computed by applying the Canadian statutory rates to earnings before income taxes primarily due to differences in statutory rates across the countries where the Corporation operates and where the Corporation is incorporated, among other factors. The reconciliation is as follows:

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018
Net earnings (loss) before income taxes	61,665	(109,894)
Canadian statutory tax rate	26.5%	26.5%
Income taxes at Canadian statutory tax rate	16,341	(29,122)
Differences in effective income tax rates in foreign jurisdictions	(53,223)	(97,919)
Non-taxable income	(12,881)	(9,030)
Non-deductible expenses	31,673	34,815
Deferred tax assets not recognized	28,464	103,098
Provision adjustment	(10,571)	(2,830)
Income tax recovery	(197)	(988)

The Corporation’s effective income tax rate for the year ended December 31, 2019, was (0.3)% (December 31, 2018 – 0.9%). The Corporation’s income tax recovery for the current year ended December 31, 2019 includes an income tax recovery of $47.5 million (December 31, 2018 - $27.3 million) in relation to the deferred tax credit associated with the amortization expense of acquired intangible assets from the Australian Acquisitions and the SBG Acquisition. Additionally, the year ended December 31, 2019 includes an income tax expense of $26.1 million, which relates to the tax effect of foreign exchange gains with respect to the Corporation’s hedging activities. However, the Corporation recognized a corresponding tax recovery of $26.1 million in relation to the same in the foreign currency translation reserve within other comprehensive income such that there is no overall impact on the consolidated statement of financial position.

In addition to the impacts described above, the Corporation’s income taxes for the year ended December 31, 2019 were impacted by the mix of taxable earnings among and across geographies, with an increase in taxable earnings following the Acquisitions in geographies with higher statutory corporate tax rates. The effective tax rate was also impacted by the recognition of a net deferred tax liability as a result of the transfer of customer intangible rights from the Isle of Man to Malta in connection with an internal corporate restructuring and an Australian business continuity tax law change during 2019.

During the year ended December 31, 2017, the Corporation received notification of a proposed tax assessment from the Canadian tax authorities relating to transfer pricing. The proposed assessment covered periods prior to the acquisition of Stars Interactive Group in 2014, covering the 2003 to 2007 tax years. For the year ended December 31, 2017 the Corporation recorded a tax provision based on the proposed assessments for both Federal and Provincial tax of $26.5 million including interest. During the year ended December 31, 2018 the Corporation received the Federal and Provincial tax assessments and submitted an objection to the relevant authorities regarding the same. During the year ended December 31, 2019 the provision was reduced to $25.8 million resulting from adjustments for interest, foreign exchange movements and a pre-payment made in relation to the provincial assessment. The Corporation intends to vigorously defend its position against the assessments.

The $10.6 million recovery (2018 – $2.8 million recovery) in respect of the prior year provision adjustments represents the settlement of historic tax liabilities and the release of part of the provision for uncertain tax liabilities as a result of new information received during the periods, respectively.

Deferred Tax

Recognized deferred tax assets and liabilities

Significant components of the Corporation’s deferred income tax asset balance at December 31, 2019 and 2018 are as follows:

In thousands of U.S. Dollars	Property & Equipment	Intangibles	Tax Losses	Other	Total *
At January 1, 2018	148	—	174	4,484	4,806
Credited (charged) to net earnings	41	—	1,051	(1,008)	84
Credited to other comprehensive income	—	—	—	53	53
Charged directly to equity - share-based payment transactions	—	—	—	(359)	(359)
Acquisition of subsidiary	1,016	—	—	9,921	10,937
Foreign exchange on translation	(61)	—	(34)	(1,177)	(1,272)
At December 31, 2018	1,144	—	1,191	11,914	14,249
Opening adjustment	35	—	(5)	167	197
At January 1, 2019	1,179	—	1,186	12,081	14,446
Credited to net earnings	501	5,332	6,682	20,985	33,500
Charged to other comprehensive income	—	—	—	(166)	(166)
Foreign exchange on translation	56	62	29	(36)	111
At December 31, 2019	1,736	5,394	7,897	32,864	47,891

Significant components of the Corporation’s deferred income tax liability balance at December 31, 2019 and 2018 are as follows:

In thousands of U.S. Dollars	Property & Equipment	Intangibles	Tax Losses	Other	Total *
At January 1, 2018	(45)	(16,130)	—	—	(16,175)
(Charged) credited to net earnings	(82)	15,525	—	(513)	14,930
Acquisition of subsidiary	—	(620,796)	—	(465)	(621,261)
Foreign exchange on translation	6	29,278	—	51	29,335
At December 31, 2018	(121)	(592,123)	—	(927)	(593,171)
Opening adjustment	(9)	(131)	—	(57)	(197)
At January 1, 2019	(130)	(592,254)	—	(984)	(593,368)
(Charged) credited to net earnings	(1,948)	23,802	—	(715)	21,139
Foreign exchange on translation	(10)	(16,959)	—	322	(16,647)
At December 31, 2019	(2,088)	(585,411)	—	(1,377)	(588,876)
_____________________________
* Deferred taxes by category above are presented on a gross basis. The statements of financial position present deferred taxes net for amounts included within the same jurisdiction.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the items shown below. The amounts shown are the gross temporary differences and to calculate the potential deferred asset it is necessary to multiply the amounts by the tax rates in each case.

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Tax losses	1,843,670	1,619,702
Other temporary differences	95,813	82,814
Total deferred tax asset unrecognized	1,939,483	1,702,516

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available in these jurisdictions against which the Corporation can utilize the benefit from them.

Included in tax losses not recognized as at December 31, 2019 are Canadian non-capital tax losses of $190.3 million (December 31, 2018 - $129.2 million) that may be applied against earnings for up to 20 years from the end of the year the losses were generated and the first year of expiry is 2034 for $14.6 million of the carried forward tax losses. Tax losses also include foreign subsidiary non-capital losses of $1.65 billion (December 31, 2018 - $1.49 billion) that may be applied against future years. The majority of these losses of $1.56 billion (December 31, 2018 - $1.44 billion) can be carried forward for up to 9 years from the end of the year the tax losses were generated and the first year of expiry is 2023 for $393.0 million of the carried forward tax losses.

As a result of exemptions from taxation (corporate tax and withholding tax) applicable to dividends from subsidiaries, there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint arrangements and no material deferred tax liability arises on unremitted earnings totaling $4.85 billion (December 31, 2018 - $1.87 billion). Unremitted earnings as at December 31, 2019 includes a reclassification of equity to distributable earnings as a result of an internal reorganization undertaken during the year.

10.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Year Ended December 31,
	2019	2018
Numerator
Numerator for basic and diluted earnings (loss) per Common Share – net earnings (loss) attributable to Shareholders of The Stars Group Inc.	$62,822,000	$(102,452,000)
Denominator
Denominator for basic earnings (loss) per Common Share – weighted average number of Common Shares	282,884,929	208,269,905
Effect of dilutive securities
Stock options	233,223	1,371,177
Performance share units	1,184,132	246,813
Deferred share units	22,787	7,593
Restricted share units	153,566	72,673
Warrants	—	569,304
Convertible Preferred Shares	—	32,231,301
Effect of dilutive securities *†	1,593,708	34,498,861
Dilutive potential for diluted earnings (loss) per Common Share	284,478,637	208,269,905
Basic earnings (loss) per Common Share	$0.22	$(0.49)
Diluted earnings (loss) per Common Share	$0.22	$(0.49)
_____________________________
* The effect of dilutive securities for instruments that resulted in the issuance of Common Shares during the years ended December 31, 2019 and 2018 is included for the period during the applicable year prior to the issuance of the related Common Shares.
† As a result of the net loss for the year ended December 31, 2018, the effect of dilutive securities were anti-dilutive for the purposes of calculating diluted loss per Common Share.

11.	GOODWILL AND INTANGIBLE ASSETS

For the year ended December 31, 2019:

In thousands of U.S. Dollars	Software technology	Customer relationships	Brands	Brands (licensed)	Deferred development cost	Other Intangibles	Goodwill	Total
Cost
Balance – January 1, 2019	406,639	3,847,370	506,672	486,551	122,786	82,394	5,267,306	10,719,718
Additions	8,974	—	—	—	82,751	21,512	—	113,237
Additions through business combination	2,460	—	—	—	—	—	—	2,460
Translation	10,056	75,196	911	17,466	1,994	568	83,009	189,200
Balance – December 31, 2019	428,129	3,922,566	507,583	504,017	207,531	104,474	5,350,315	11,024,615

Accumulated amortization and impairments
Balance – January 1, 2019	141,149	494,697	—	14,077	38,929	20,861	1,326	711,039
Amortization	69,124	257,683	—	20,811	31,525	17,226	—	396,369
Impairment	561	—	—	—	1,835	476	—	2,872
Translation	(1,368)	8,536	—	1,609	6,656	(309)	13	15,137
Balance – December 31, 2019	209,466	760,916	—	36,497	78,945	38,254	1,339	1,125,417

Net carrying amount
At January 1, 2019	265,490	3,352,673	506,672	472,474	83,857	61,533	5,265,980	10,008,679
At December 31, 2019	218,663	3,161,650	507,583	467,520	128,586	66,220	5,348,976	9,899,198

For the year ended December 31, 2018:

In thousands of U.S. Dollars	Software technology	Customer relationships	Brands	Brands (licensed)	Deferred development cost	Other Intangibles	Goodwill	Total
Cost
Balance – January 1, 2018	117,492	1,423,719	485,253	—	71,819	18,712	2,810,681	4,927,676
Additions	6,808	—	—	—	51,574	21,394	—	79,776
Additions through business combination	300,825	2,533,869	22,447	509,896	—	46,668	2,571,350	5,985,055
Disposals	(2,336)	—	—	—	—	(550)	(4,944)	(7,830)
Translation	(16,150)	(110,218)	(1,028)	(23,345)	(607)	(3,830)	(109,781)	(264,959)
Balance – December 31, 2018	406,639	3,847,370	506,672	486,551	122,786	82,394	5,267,306	10,719,718

Accumulated amortization and impairments
Balance – January 1, 2018	91,072	324,292	—	—	20,107	9,384	5,471	450,326
Amortization	53,159	172,241	—	14,346	14,656	11,769	—	266,171
Disposals	(2,171)	—	—	—	—	(550)	(4,944)	(7,665)
Impairment	—	—	—	—	4,178	396	799	5,373
Translation	(911)	(1,836)	—	(269)	(12)	(138)	—	(3,166)
Balance – December 31, 2018	141,149	494,697	—	14,077	38,929	20,861	1,326	711,039

Net carrying amount
At January 1, 2018	26,420	1,099,427	485,253	—	51,712	9,328	2,805,210	4,477,350
At December 31, 2018	265,490	3,352,673	506,672	472,474	83,857	61,533	5,265,980	10,008,679

Impairment Testing

During the year ended December 31, 2019 the Corporation recognized impairment losses (classified in General and administrative expenses) of $2.9 million for software technology, deferred development costs and other intangibles, related to discontinued development and other projects within the International and United Kingdom segments (December 31, 2018 - $4.6 million) and $nil for Goodwill (December 31, 2018 - $0.8 million).

The Corporation performed an annual impairment test for its operations in connection with the preparation of its consolidated financial statements for the year ended December 31, 2019. The Corporation did not identify any indicators of impairment prior to December 31, 2019. Goodwill is monitored at the operating segment level and this is consistent with the lowest level of CGU except as noted below.

	As at December 31, 2019		As at December 31, 2018
In thousands of U.S. Dollars	Goodwill	Brand (Indefinite)	Goodwill	Brand (Indefinite)
International	2,805,434	485,253	2,806,485	485,253
United Kingdom *	2,417,572	22,330	2,333,476	21,419
Australia	125,970	—	126,019	—
Total	5,348,976	507,583	5,265,980	506,672
_____________________________
* The United Kingdom segment includes a non-significant CGU, which includes the indefinite lived brand as noted in the table above.
The Corporation has not identified any impairment in relation to the indefinite lived brand.

The recoverable amount of each CGU tested for impairment is determined from value in use calculations and use discounted cash flow projections. The key assumptions for the value in use calculations are the future cash flow and growth projections (including estimates of future capital expenditures), discount rates and perpetual growth rates. Management estimates discount rates using post-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU, including economic risk assumptions and estimates of the likelihood of achieving forecasted cash flow results. The pre tax discount rate is then inferred by recalculation. Management considers a range of reasonably possible amounts to use for key assumptions and applies amounts that represent management’s best estimate of future outcomes.

The Corporation prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years.

•	For the International segment, the sixth year (2025) cash flow assumes a revenue growth rate of 6.8% before a steady growth rate of 3.0% is applied to the perpetual net cash flows.

•	For the UK segment, the sixth year (2025) cash flow assumes a revenue growth rate of 4.0% before a steady growth rate of 3.0% is applied to the perpetual net cash flows.

•	For the Australian segment, the sixth year (2025) cash flow assumes a revenue growth rate of 4.0% before a steady growth rate of 2.0% is applied to the perpetual net cash flows.

The cash flows are discounted based on the discount rates as presented below. The estimated perpetual growth rates are based on independent country specific market reports for online gaming growth projections.

The following table shows key assumptions used in the value in use calculations:

	Assumptions used in value in use calculation
	International	United Kingdom	Australia
Discount Rate (pre-tax)	10.7%	10.1%	13.6%
Discount Rate (after-tax)	10.5%	8.9%	10.0%
Perpetual Growth Rate	3.0%	3.0%	2.0%
Revenue Growth Rate (2020 - 2025)	4.8% - 9.8%	4.0% - 7.3%	4.0% - 6.5%
Adjusted EBITDA Margin as % of Revenue	40.6% - 47.9%	34.0% - 35.8%	19.3% - 21.4%
CAPEX as % of Revenue	4.7% - 7.0%	3.0% - 3.9%	4.1% - 4.6%

Based on the impairment test performed, the recoverable amount of the CGUs were in excess of their carrying amount and accordingly, there is no impairment of the carrying value of the goodwill. Further, the International CGU has significant headroom. The Corporation has concluded that there are no assumptions to which the impairment test is particularly sensitive and accordingly no sensitivity analysis is disclosed.

With respect to the United Kingdom and Australia, the recoverable amount exceeds the carrying amount by $932.1 million and $66.2 million, respectively. The impairment assessments for the United Kingdom and Australia are sensitive to changes in a number of key assumptions (considered in isolation) in the value in use calculation over a five year period. The following table shows the changes to key assumptions used in the impairment review that would be required for the carrying amount to equal the recoverable amount:

	Change required for carrying value to equal recoverable amount
	United Kingdom pps	Australia pps
Discount Rate (pre-tax)	1.4	2.0
Discount Rate (after-tax)	1.1	1.3
Revenue Growth Rate across the five year forecast	(3.8)	(2.7)
Adjusted EBITDA Margin as % of Revenue across the five year forecast	(5.0)	(1.7)
CAPEX as % of Revenue	4.8	1.9

12.	PROPERTY AND EQUIPMENT

For the year ended December 31, 2019:

In thousands of U.S. Dollars	Furniture and Fixtures	Computer Equipment	Building	Right-of-use assets *	Total
Cost
Balance – January 1, 2019	45,633	49,806	21,937	57,288	174,664
Additions	9,404	18,119	—	16,496	44,019
Additions through business combination	—	—	—	—	—
Disposals	(937)	(1,044)	—	(5,531)	(7,512)
Translation	712	26	1,399	118	2,255
Balance – December 31, 2019	54,812	66,907	23,336	68,371	213,426

Accumulated amortization and impairments
Balance – January 1, 2019	11,467	17,104	3,636	—	32,207
Depreciation	13,283	10,490	951	17,532	42,256
Disposals	(715)	(997)	—	(36)	(1,748)
Translation	1,155	(17)	268	77	1,483
Balance – December 31, 2019	25,190	26,580	4,855	17,573	74,198

Net carrying amount
At January 1, 2019	34,166	32,702	18,301	57,288	142,457
At December 31, 2019	29,622	40,327	18,481	50,798	139,228
_____________________________
* The table below illustrates the right-of-use assets included as part of property and equipment in the consolidated statement of financial position by asset class:

In thousands of U.S. Dollars	Land and Buildings	Computer Equipment and Data Centers	Total
Cost
Balance – January 1, 2019	42,194	15,094	57,288
Additions	12,818	3,678	16,496
Disposals	(5,531)	—	(5,531)
Translation	41	77	118
Balance – December 31, 2019	49,522	18,849	68,371

Accumulated amortization
Balance – January 1, 2019	—	—	—
Depreciation	12,525	5,007	17,532
Disposals	(36)	—	(36)
Translation	16	61	77
Balance – December 31, 2019	12,505	5,068	17,573

Net carrying amount
At January 1, 2019	42,194	15,094	57,288
At December 31, 2019	37,017	13,781	50,798

For the year ended December 31, 2018:

In thousands of U.S. Dollars	Furniture and Fixtures	Computer Equipment	Building	Total
Cost
Balance – January 1, 2018	12,497	26,155	23,928	62,580
Additions	11,283	22,669	—	33,952
Additions through business combination	24,582	1,642	—	26,224
Disposals	(338)	(26)	—	(364)
Impairment	(1,521)	—	—	(1,521)
Translation	(870)	(634)	(1,991)	(3,495)
Balance – December 31, 2018	45,633	49,806	21,937	117,376

Accumulated amortization and impairments
Balance – January 1, 2018	5,324	9,402	3,017	17,743
Depreciation	7,682	7,960	991	16,633
Disposals	(57)	(12)	—	(69)
Impairment	(954)	—	—	(954)
Translation	(528)	(246)	(372)	(1,146)
Balance – December 31, 2018	11,467	17,104	3,636	32,207

Net carrying amount
At January 1, 2018	7,173	16,753	20,911	44,837
At December 31, 2018	34,166	32,702	18,301	85,169

13.	INVESTMENTS

The Corporation held the following investments:

	As at December 31,
	2019	2018
In thousands of U.S. Dollars	Carrying value & fair value	Carrying value & fair value
Bonds - FVOCI	109,017	103,153
Equity in unquoted companies - FVTPL (note 16)	9,651	6,773
Total investments	118,668	109,926
Current portion	109,017	103,153
Non-current portion	9,651	6,773

Investments relate primarily to customer deposits held in accounts segregated from investments held for operational purposes. Investments held in relation to customer deposits are liquid investments and are classified as current assets consistent with the current classification of customer deposits to which the investments relate. Management’s investment strategy for the portfolio results in many of the bonds being held to maturity. As of December 31, 2019, customer deposits were covered by $109.0 million in investments and $300.9 million in cash and equivalents.

The Corporation’s investments held by maturity date are as follows:

	1 year or less $000’s	1 to 5 years $000’s	Greater than 5 years $000’s
Bonds	48,805	60,212	—
Total	48,805	60,212	—
For the year ended December 31, 2019, the Corporation recognized gains (losses) from investments as follows:

	Bonds $000’s	Equity in unquoted companies $000’s	Total $000’s
Investment income	938	—	938
Realized losses	(58)	—	(58)
Unrealized gains	1,155	—	1,155
Gain on re-measurement of financial assets at FVTPL	—	2,883	2,883
Impairment of financial instruments	62	—	62
Total	2,097	2,883	4,980

Investment income from bonds includes interest income and premiums as well as discount amortization. There was no investment income in the year ended December 31, 2019 for equity in unquoted companies.

Subsidiaries

The table below includes the Corporation’s significant subsidiaries as at December 31, 2019, determined as either having greater than 10% of the Corporation’s assets or revenues. The Corporation has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of the Corporation’s consolidated assets or consolidated revenues as at and for the year ended December 31, 2019:

Name of principal subsidiary	Country of incorporation	Principal business	Percentage of ownership
Stars Group Holdings B.V.	Netherlands	Intermediate holding company and investment vehicle	100%
Stars Group Holdings Cooperatieve U.A	Netherlands	Intermediate holding company	100%
Stars Interactive Holdings (IOM) Limited	Isle of Man	Intermediate holding company	100%
Worldwide Independent Trust Limited	Isle of Man	Treasury	100%
Rational Entertainment Enterprises Limited	Isle of Man	Gaming services	100%
Stars Interactive Limited	Isle of Man	Intermediate holding company	100%
RG Cash Plus Limited	Isle of Man	Treasury	100%
Rational Gaming Europe Limited	Malta	Various	100%
REEL Italy Limited	Malta	Gaming services	100%
Hestview Limited	England and Wales	Gaming services	100%
Bonne Terre Limited	Alderney	Gaming services	100%
BetEasy Pty Limited	Australia	Gaming services	80%

14.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable balances at December 31, 2019 and 2018 consist of the following:

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Balances held with processors	70,678	92,971
Balances due from live events	1,361	13,983
VAT receivable	13,130	11,029
Other receivables	26,046	18,364
Total accounts receivable balance	111,215	136,347
Long-term VAT receivable	3,329	14,906
Guarantees held by regulators in relation to licenses	13,436	—
Total non-current receivable balance	16,765	14,906

15.    CASH AND CASH EQUIVALENTS, RESTRICTED CASH ADVANCES AND COLLATERAL

Cash and cash equivalents

Cash and cash equivalents – operational includes an amount of $nil (2018 – $40.1 million) held by a subsidiary of the Corporation that is subject to exchange controls in the country of operation. This balance was not available for general use by the Corporation or any of its other subsidiaries.

Restricted cash advances and collateral

Restricted cash held by the Corporation consists of the following components:

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Guarantees in connection with licenses held	4,318	4,312
Funds in connection with hedging contracts	2,170	2,836
Segregated funds in respect of payment processors	—	2,030
Guarantee in connection with acquisition of a subsidiary	1,122	1,146
Cash portion of Kentucky Bond Collateral *	5,000	5,000
Funds held in term deposits	4,138	5,837
Other	260	288
Restricted cash advances and collateral - total	17,008	21,449
Restricted cash advances and collateral - current portion	6,401	10,819
Restricted cash advances and collateral - non-current portion	10,607	10,630
_____________________________
* As at December 31, 2019, $5 million (December 31, 2018 - $5 million) of restricted cash was collateralized as part of the Kentucky Bond Collateral (as defined in note 28 below). The Kentucky Bond Collateral will be held until a court order is issued authorizing the release of the bonds.

16.	PREPAID EXPENSES AND OTHER ASSETS

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Prepaid royalties	530	987
Prepaid expenses	50,051	38,688
Vendor deposits	1,397	1,297
Receivable from insurance	23,067	—
Other current assets	4,533	2,973
Total current portion of prepaid expenses and other assets	79,578	43,945
Prepaid royalties	15,989	15,963
Vendor deposits	720	758
Long term investments (note 13)	9,651	6,773
Investment tax credits receivable	1,835	2,483
Deferred financing costs (note 17)	5,287	6,783
Total non-current portion of prepaid expenses and other assets	33,482	32,760

Prepaid royalties include prepaid revenue share paid to business partners. Prepaid expenses are included within General and administrative and Sales and marketing expenses, as applicable, when recognized as an expense. Deferred financing costs relate to capitalized transaction costs in respect of the Revolving Facility (as defined below). Receivable from insurance includes the receivable in respect of the Quebec class action lawsuit. See note 22.

17.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at December 31, 2019, and 2018 (all capitalized terms used in the tables below relating to such long-term debt are defined below in this note):

In thousands of U.S. Dollars (except as noted)	Contractual interest rate	December 31, 2019 Principal outstanding balance in currency of borrowing	December 31, 2019 Carrying amount in USD	December 31, 2018 Principal outstanding balance in currency of borrowing	December 31, 2018 Carrying amount in USD
USD First Lien Term Loan	5.60%	3,071,375	3,014,409	3,557,125	3,479,823
EUR First Lien Term Loan	3.75%	850,000	934,733	850,000	951,980
Senior Notes	7.00%	1,000,000	982,033	1,000,000	980,008
Loan payable to non-controlling interests	0.00%	—	—	49,936	35,147
Total long-term debt			4,931,175		5,446,958
Current portion			35,750		35,750
Non-current portion			4,895,425		5,411,208

During the year ended December 31, 2019, the Corporation incurred the following interest on its then-outstanding long-term debt excluding its previous loan payable to the holders of the non-controlling interest in BetEasy, which is non-interest bearing:

In thousands of U.S. Dollars	Effective interest rate *	Interest **	Interest Accretion	Total Interest
USD First Lien Term Loan	6.63%	142,509	20,336	162,845
EUR First Lien Term Loan	4.26%	36,196	2,898	39,094
Senior Notes	7.48%	70,000	2,025	72,025
Total		248,705	25,259	273,964

During the year ended December 31, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate *	Interest	Interest Accretion	Total Interest
USD First Lien Term Loan	6.54%	75,988	7,799	83,787
EUR First Lien Term Loan	4.26%	17,792	1,365	19,157
Senior Notes	7.47%	33,250	1,000	34,250
Previous USD first lien term loan ***	6.07%	42,885	112,135	155,020
Previous EUR first lien term loan ***	3.87%	9,693	41,502	51,195
USD second lien term loan ***	13.78%	2,216	4,643	6,859
Total		181,824	168,444	350,268
_____________________________
* The effective interest rate calculation excludes the impact of the debt extinguishments in respect of the amendment and extension and subsequent repayment of the previous first lien term loans as well as the impact of the Swap Agreements (as defined below).
** In addition to the amount included above, the Corporation incurred $4.9 million (2018 - $4.0 million) of interest expense relating to commitment, participation, and fronting fees associated with its Revolving Facility.
*** Interest accretion for the year ended December 31, 2018 includes a loss on debt extinguishment of $147.0 million included within Net financing charges in respect of the amendment and extension and subsequent repayment of the Corporation’s previous first lien term loans.

The Corporation’s change in its long-term debt balance from December 31, 2018 to December 31, 2019 was as follows:

In thousands of U.S. Dollars	Opening balance	New debt	Principal payments	Interest Accretion *	Translation	Closing balance
USD First Lien Term Loan	3,479,823	—	(485,750)	20,336	—	3,014,409
EUR First Lien Term Loan	951,980	—	—	2,898	(20,145)	934,733
Senior Notes	980,008	—	—	2,025	—	982,033
Loan payable to the holders of non-controlling interests	35,147	4,894	(38,941)	—	(1,100)	—
Total	5,446,958	4,894	(524,691)	25,259	(21,245)	4,931,175
_____________________________
* Interest accretion represents interest expense calculated at the effective interest rate less interest expense calculated at the contractual interest rate and is recorded in net financing charges in the consolidated statements of earnings (loss).

As at December 31, 2019, the contractual principal repayments of the Corporation’s outstanding long-term debt over the next five years amount to the following:

In thousands of U.S. Dollars	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
USD First Lien Term Loan	35,750	35,750	35,750	35,750	35,750	2,892,625
EUR First Lien Term Loan	—	—	—	—	—	953,187
Senior Notes	—	—	—	—	—	1,000,000
Total	35,750	35,750	35,750	35,750	35,750	4,845,812

(a)	Revolving Facility, First Lien Term Loans and Senior Notes

As previously disclosed, on July 10, 2018, the Corporation completed the SBG Acquisition. To finance the cash portion of the purchase price, repay the Corporation’s previous first lien term loans and repay SBG’s existing long-term debt, which was assumed by the Corporation as part of the acquisition, the Corporation used existing cash resources and raised $4.567 billion in First Lien Term Loans, $1.00 billion in Senior Notes (each as defined below) and $621.8 million of net proceeds (before expenses), excluding the overallotment, from the issuance of additional Common Shares as a result of the Equity Offering (as defined below). The Corporation also obtained a new Revolving Facility (as defined below) of $700.0 million, of which it had drawn $100 million as of completion of the acquisition (collectively with the foregoing, the “SBG Financing”). The debt portion of the SBG Financing is described below. For further details on the Equity Offering portion of the SBG Financing, see note 24.

Revolving Facility

On July 10, 2018, as part of the SBG Financing, the Corporation replaced its previous revolving facility with a new first lien revolving facility of $700 million (the “Revolving Facility”). Maturing on July 10, 2023, the Revolving Facility includes a margin of 3.25% for borrowings, which is subject to leverage-based step-downs. The commitment fee on the Revolving Facility varies from 0.250% to 0.375% based on first lien leverage. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. The Revolving Facility requires, subject to a testing threshold, that the Corporation comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of 6.75 to 1.00.

The Revolving Facility can be used for working capital needs and for general corporate purposes. As at December 31, 2019 and December 31, 2018 there were no amounts outstanding under the Revolving Facility. The Corporation had $74.0 million of letters of credit issued but undrawn as of December 31, 2019 (2018 – $74.2 million). Availability under the Revolving Facility as of December 31, 2019 was $626.0 million (2018 – $625.8 million).

First Lien Term Loans

On July 10, 2018, as part of the SBG Financing, the Corporation repaid its previous first lien term loans and issued new First Lien Term Loans of $3.575 billion priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and new EUR first lien term loans of €850 million priced at EURIBOR plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), each with a maturity date of July 10, 2025 and a LIBOR and EURIBOR floor, as applicable, of 0%. Starting on the last day of the first fiscal quarter ending after July 10, 2018, the USD First Lien Term Loan requires scheduled quarterly principal payments in amounts equal to 0.25% of the initial aggregate principal amount of the USD First Lien Term Loan, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan and the principal is due at maturity. During the year ended December 31, 2019, the Corporation made voluntary prepayments totaling $450.0 million on its USD First Lien Term Loan, including accrued and unpaid interest, using proceeds from the issuance of Common Shares to FOX and available cash on hand. Subsequent to December 31, 2019, the Corporation prepaid a further $100.0 million, including accrued and unpaid interest. See note 32.

The Corporation, its lenders, Deutsche Bank AG New York Branch, as administrative agent, and certain other parties also entered into a new credit agreement (the “Credit Agreement”) for the First Lien Term Loans and the Revolving Facility to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility, particularly as it relates to the Corporation on a combined basis following the SBG Acquisition.

The Credit Agreement limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on their assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates, (viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions. The Credit Agreement also provides for customary mandatory prepayments, including a customary excess cash flow sweep if certain conditions are met.

Senior Notes

Also in connection with the SBG Financing, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued 7.00% Senior Notes due 2026 (the “Senior Notes”) on July 10, 2018 at par in an aggregate principal amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantee the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior unsecured indebtedness. The Senior Notes include the following features which were collectively identified as the Embedded Derivative (as defined below) that required bifurcation from the carrying value of the Senior Notes.

•
Upon certain events constituting a change of control under the indenture governing the Senior Notes (the “Indenture”), the holders of the Senior Notes have the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, to (but not including) the date of purchase (the “Change of Control Put”).

•
Prior to July 15, 2021, the Issuers may redeem up to 40% of the original aggregate principal of the Senior Notes with proceeds from an equity offering at a redemption price of 107%, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date (the “Equity Clawback”).

•
Prior to July 15, 2021, the Issuers may redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date, plus an applicable ‘‘make-whole’’ premium. On or after July 15, 2021, the Issuers may redeem some or all of the Senior Notes at declining redemption prices as set forth in the Indenture (collectively, the “Redemption Option” and together with the Change of Control Put and the Equity Clawback, the “Embedded Derivative”).

The fair value of the Embedded Derivative as at December 31, 2019 and 2018 was $109.9 million and $11.6 million, respectively. See notes 19 and 26.

The Senior Notes include, among other terms and conditions, limitations on the Issuers’ ability to create, incur or allow certain liens; create, assume, incur or guarantee additional indebtedness of certain of the Issuers’ subsidiaries; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Issuers’ and their subsidiaries’ assets, to another person.

(b)	Loan payable to the holders of non-controlling interests

In connection with the acquisition of a 62% equity interest in BetEasy, the Corporation acquired financial liabilities of $59.2 million, which included a loan of $15.5 million (AUD$19.7 million) from the holders of non-controlling interests of BetEasy. During the year ended December 31, 2018 a subsidiary of the Corporation repaid $6.2 million (AUD$8.2 million) of such loan and entered into an agreement with such holders of non-controlling interests to forgive and discharge $8.6 million (AUD$11.5 million) of the outstanding loan balance.

As previously reported, on March 6, 2018, a subsidiary of the Corporation entered into agreement with the holders of the non-controlling interest in BetEasy to increase its equity interest from 62% to 80% and for BetEasy to acquire the former William Hill Australia business. According to the agreement, the non-controlling interest of BetEasy made a loan of $35.1 million (AUD$47.4 million) and equity contribution of $12.1 million (AUD$15.8 million). During the years ended December 31, 2018 and 2019, the non-controlling interest provided an additional shareholder loans of $1.8 million (AUD$2.5 million) and $4.9 million (AUD$7.0 million), respectively. On December 5, 2019, the Corporation repaid the outstanding balance of $38.9 million (AUD$56.9 million) using available cash on hand.

(c)	Previous first lien term loans, USD second lien term loan and previous revolving facility

On April 6, 2018, the Corporation successfully increased, repriced and extended its previous first lien term loans and previous revolving facility and repaid its USD second lien term loan. The transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred. Subsequently, in connection with the SBG Acquisition and SBG Financing, on July 10, 2018, the Corporation repaid its previous first lien term loans, repaid the existing long-term indebtedness of SBG, entered into the new Credit Agreement with respect to the First Lien Term Loans and Revolving Facility, and issued the Senior Notes. The transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred upon repayment.

18.	CAPITAL MANAGEMENT

The Corporation’s objective in managing capital is to ensure it has sufficient liquidity to manage its business and growth objectives while maximizing return to shareholders through the optimization of the use of debt and equity. Liquidity is necessary to meet the Corporation’s existing general capital needs, fund the Corporation’s growth and expansion plans, and undertake certain capital markets activities, including the repayment of debt.

The Corporation has historically met its liquidity needs through cash flow generated from operations and capital markets activities, including the incurrence and issuance of debt and issuance of capital stock. The Corporation’s current objective is to meet all of its current liquidity and existing general capital requirements from the cash flow generated from operations.

The capital structure of the Corporation and its subsidiaries consists of long-term debt, which is offset by cash balances, and total equity attributable to shareholders. The Corporation’s capital management objectives are to optimize its capital structure and cost of capital.

The Corporation intends to deleverage by focusing on improving profitability and repaying debt.

For additional information regarding the Corporation’s liquidity risks, see note 29.

19.	DERIVATIVES AND HEDGE ACCOUNTING

The Corporation is exposed to interest rate and currency risk, refer to note 29. The Corporation uses derivative financial instruments for risk management and mitigation purposes. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Subsequent to the SBG Financing, and as part of managing the Corporation’s exposure to foreign exchange risk and interest rate risk, the Corporation entered into the Swap Agreements (as defined below), each as discussed below. At the time of entering into the Swap Agreements, the Corporation made a cash payment of $61.1 million to unwind and settle its previously existing swap agreements (the “Previous Swap Agreements”) as discussed below.

Derivatives

Swap Agreements

During the year ended December 31, 2018, a subsidiary of the Corporation entered into Swap Agreements consisting of USD-EUR cross-currency interest rate swap agreements (the “EUR Cross-Currency Interest Rate Swaps”) with a notional amount of €1.99 billion ($2.33 billion), which fix the USD to EUR exchange rate at 1.167 and fix the Euro interest payments at an average interest rate of 3.6%, as well as EUR-GBP cross-currency interest rate swap agreements (the “GBP Cross-Currency Interest Rate Swaps”) with a notional amount of £1.00 billion (€1.12 billion), which fix the EUR to GBP exchange rate at 0.889 and fix the GBP interest payments at an average interest rate of 5.4%. The cross-currency interest rate swaps have a profile that amortizes in line with the USD First Lien Term Loan and each are set to mature in July 2023. The Corporation also entered into an amortizing USD interest rate swap agreement (the “Interest Rate Swap” and collectively with the EUR Cross-Currency Interest Rate Swaps and the GBP Cross-Currency Interest Rate Swaps, the “Swap Agreements”) with a notional amount of $700 million, which is set to mature in July 2023, and swaps USD three-month LIBOR to a fixed interest rate of 2.82%.

Previous Swap Agreements

The Previous Swap Agreements hedged the interest rate and foreign exchange risk on the Corporation’s previous first lien term loans. Therefore, in connection with the repayment of the previous first lien term Loans, the Corporation unwound and settled the remaining USD notional principal of $1.39 billion related to the Previous Swap Agreements for a cash payment of $61.1 million.

Embedded Derivative

See note 17 for a discussion of the features embedded in the Senior Notes that the Corporation bifurcated as it determined that the features were derivatives to be classified and recorded at fair value through profit or loss.

The fair value of the Embedded Derivative as at December 31, 2019 and 2018 was $109.9 million and $11.6 million, respectively. The fair value of the Embedded Derivative was determined using an interest rate option pricing valuation model. The key assumptions include the implied credit spread of 1.9% at December 31, 2019 (December 31, 2018 - 4.6%). The Embedded Derivative is categorized as a Level 3 within the fair value hierarchy. The Corporation did not account for the Embedded Derivative as a qualifying hedge under IAS 39.

Unsettled bets

Unsettled bets represent bets that are staked but the event to which the bet relates have not yet concluded. See note 2 for further details regarding Betting revenue. The principal assumption used in the fair value determination of unsettled bets is the anticipated gross win margin on the outcome of the events to which the bets relate. The unsettled bets are categorized as a Level 3 within the fair value hierarchy.

Deal contingent forwards

In connection with the SBG Acquisition and the Australian Acquisitions, to economically hedge its risk of foreign exchange fluctuations leading up to the acquisitions, the Corporation entered into deal contingent forward contracts. At the time of completion of the acquisitions, the Corporation settled the deal contingent forwards and recognized an aggregate realized loss of $61.5 million included in foreign exchange within the general and administrative category in the consolidated statements of earnings (loss). The Corporation did not account for the deal contingent forward contracts as qualifying hedges under IAS 39.

The following table summarizes the fair value of derivatives as at December 31, 2019 and December 31, 2018:

	Year Ended December 31, 2019		Year Ended December 31, 2018
In thousands of U.S. Dollars	Assets	Liabilities	Assets	Liabilities
Derivatives held for hedging

Derivatives designated in cash flow hedges
Cross currency interest rate swaps	59,258	—	41,117	1,096
Interest rate swap	—	17,144	—	4,972
Total derivatives designated in cash flow hedges	59,258	17,144	41,117	6,068

Derivatives designated in net investment hedges
Cross currency interest rate swaps	—	78,787	1,866	—
Total derivatives designated in net investment hedge	—	78,787	1,866	—

Total derivatives held for hedging	59,258	95,931	42,983	6,068

Derivatives held for risk management and other purposes not designated in hedges
Forward contracts	—	—	—	208
Unsettled bets	—	17,628	—	16,285
Embedded Derivative	109,900	—	11,600	—
Total derivatives held for risk management and other purposes not designated in hedges	109,900	17,628	11,600	16,493

Hedge Accounting

The Corporation’s exposure to market risks including interest rate risk (such as benchmark interest rates) and foreign exchange risk and its approach to managing those risks is discussed in note 29.

Cash flow hedge accounting

In accordance with the Corporation’s current risk management strategy, the Corporation entered into the Swap Agreements to mitigate the risk of fluctuation of coupon and principal cash flows due to changes in foreign currency rates and interest rates related to the USD First Term Lien Loan.

The Corporation assesses hedge effectiveness by comparing the changes in fair value of a hypothetical derivative reflecting the terms of the debt instrument issued due to movements in the applicable foreign currency exchange rate and benchmark interest rate with the changes in fair value of the cross-currency interest rate swaps and interest rate swaps used to hedge the exposure, as applicable. The Corporation uses the hypothetical derivative method to determine the changes in fair value of the hedged item. The Corporation has identified the following possible sources of ineffectiveness in its cash flow hedge relationships:

•
The use of derivatives as a protection against currency and interest rate risk creates an exposure to the derivative counterparty’s credit risk which is not offset by the hedged item. This risk is minimized by entering into derivatives with high credit quality counterparties.

•	Difference in tenor of hedged items and hedging instruments.

•
Use of different discounting curves for hedged item and hedging instrument, because for cross-currency interest rate swaps the discounting curve used depends on collateralization and the type of collateral used.

•	Difference in timing of settlement of the hedging instrument and hedged item.

•	Designation of off-market hedging instruments.

The EUR Cross-Currency Interest Rate Swaps and the Interest Rate Swap were designated in cash flow hedge relationships to hedge the foreign exchange risk and/or interest rate risk on the USD First Lien Term Loan bearing a minimum floating interest rate of 3.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 0%).

As at December 31, 2019, $0.5 million of accumulated other comprehensive loss is included in the cash flow hedging reserve (see note 25) related to de-designated cash flow hedges and is reclassified to the statements of earnings (loss) as the hedged cash flows impact earnings (loss).

Net investment hedge accounting

In accordance with the Corporation’s current risk management strategy, the Corporation designates certain cross-currency interest rate swap contracts and the carrying amount of certain debt instruments in net investment hedging relationships to mitigate the risk of changes in foreign currency rates with respect to the translation of assets and liabilities of subsidiaries with foreign functional currencies.

Upon entering into the GBP Cross-Currency Interest Rate Swaps, the Corporation designated these instruments as a hedge of the forward foreign exchange risk of its net investment in its GBP foreign operations. The Corporation assesses hedge effectiveness by comparing the changes in fair value of the net assets designated, due to movements in the foreign currency rate with the changes in fair value of the hedging instruments used to hedge the exposure. The Corporation uses the hypothetical derivative method to determine the changes in fair value of the hedged item. The only source of ineffectiveness is the effect of the counterparty and the Corporation’s own credit risk on the fair value of the derivative, which is not reflected in the fair value of the hypothetical derivative.

Upon completion of the SBG Financing, the Corporation designated the carrying amount of the USD First Lien Term Loan (excluding the carrying amount subject to the Swap Agreements) and the carrying amount of the Senior Notes as a hedge of the spot foreign exchange risk of its net investment in its USD functional subsidiaries. The Corporation assesses hedge effectiveness using the forward rate method by comparing the currency and the carrying amount of the USD First Lien Term Loan with the currency and the net assets of its USD functional subsidiaries.

As at December 31, 2019, $49.2 million of accumulated other comprehensive income is included in the Cumulative translation reserve (see note 25) related to de-designated net investment hedges and is reclassified to the statements of earnings (loss) upon disposition of the net investment in the applicable foreign subsidiaries.

Effects of hedge accounting

The following tables presents the effects of cash flow hedges and net investment hedges on the Corporation’s financial position and performance.

In thousands of U.S. Dollars	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness loss *	Hedging gains (losses) recognized in other comprehensive income (loss)	Amount reclassified from accumulated other comprehensive loss to net earnings **	Net change in other comprehensive income (loss)
Cash flow hedges
Interest rate risk
Floating rate debt	(12,172)	12,172	—	(12,172)	—	(12,172)
Interest rate risk and foreign exchange risk
Floating rate, foreign currency debt and other	12,060	(20,112)	(8,052)	26,622	(34,916)	(8,294)
	(112)	(7,940)	(8,052)	14,450	(34,916)	(20,466)

Net investment hedges	(153,886)	153,886	—	(153,886)	—	(153,886)
_____________________________
* Hedge ineffectiveness is recorded within net financing charges on the consolidated statements of earnings (loss).
** For cash flow hedges that address interest rate risk and/or foreign currency exchange risk, the amount reclassified from accumulated other comprehensive earnings (loss) to net earnings (loss) is recorded within interest expense included in Net financing charges or foreign exchange losses included in general and administrative expenses on the consolidated statements of earnings (loss).

Reconciliation of accumulated other comprehensive income (loss):

In thousands of U.S. Dollars (except as noted)	Accumulated other comprehensive loss, beginning of year	Net change in other comprehensive income (loss)	Accumulated other comprehensive loss, end of year	Accumulated other comprehensive loss on designated hedges	Accumulated other comprehensive income (loss) on de-designated hedges
Cash flow hedges *
Interest rate risk
Floating rate debt	(4,972)	(12,172)	(17,144)	(17,144)	—
Interest rate risk and foreign exchange risk
Floating rate, foreign currency debt and other	(33,081)	(8,294)	(41,375)	(40,862)	(513)
	(38,053)	(20,466)	(58,519)	(58,006)	(513)

Net investment hedges **	(17,599)	(153,886)	(171,485)	(220,635)	49,150
_____________________________
* Net changes in other comprehensive income (loss) is recorded through the Cash flow hedging reserve. See note 25.
** Net changes in other comprehensive income (loss) is recorded through the Cumulative translation reserve. See note 25.

20.	COMMITMENTS

As at December 31, 2019, the Corporation had $0.7 million of commitments relating to short-term leases payable within one year (2018 – $3.7 million). Additionally, the Corporation had $74.0 million of letters of credit issued but undrawn as of December 31, 2019 (2018 – $74.2 million). See note 17.

As at December 31, 2019, the Corporation has no commitments to purchase plant, property, equipment, or intangible assets (2018 – $nil).

21.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

The Corporation’s accounts payable and other liabilities comprise the following:

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Accounts payable and accrued liabilities	314,379	282,630
Obligation to acquire non-controlling interest in BetEasy	109,666	—
VAT payable	11,826	18,792
Customer loyalty rewards	17,755	24,787
Employee benefits payable	69,917	57,143
Dormant funds	6,907	7,308
Accrued interest on long-term debt	32,281	33,347
Total accounts payable and other current liabilities	562,731	424,007
Deferred contingent payment (notes 5 and 26)	—	77,628
Other long-term payables	1,770	2,088
Total long-term payables	1,770	79,716

22.	PROVISIONS

The carrying amounts of provisions as at December 31, 2019 and January 1, 2019 and the movements in the provisions during the year ended December 31, 2019 are as follows:

In thousands of U.S. Dollars	Player bonuses and jackpots	Deferred payment provision	Restructuring provision	Litigation provision	Other	Total
Balance at January 1, 2018	4,265	6,300	—	—	10,118	20,683
Provisions acquired in business combinations	8,349	—	1,614	—	5,297	15,260
Recognized	—	—	8,164	—	—	8,164
Adjustment to provision recognized	55,734	—	—	—	654	56,388
Payments	(48,902)	—	—	—	(7,006)	(55,908)
Accretion of discount	—	—	—	—	411	411
Foreign exchange translation losses	(862)	—	(65)	—	(880)	(1,807)
Balance – January 1, 2019	18,584	6,300	9,713	—	8,594	43,191
Recognized	50,235	—	13,198	22,953	1,154	87,540
Adjustment to provision recognized	—	—	(2,149)	—	136	(2,013)
Payments	(47,545)	—	(10,963)	(287)	(3,535)	(62,330)
Accretion of discount	—	—	—	—	108	108
Foreign exchange translation losses	128	—	12	401	776	1,317
Balance at December 31, 2019	21,402	6,300	9,811	23,067	7,233	67,813

Current portion at December 31, 2018	18,584	6,300	9,713	—	4,592	39,189
Non-current portion at December 31, 2018	—	—	—	—	4,002	4,002
Current portion at December 31, 2019	21,402	6,300	9,811	23,067	4,348	64,928
Non-current portion at December 31, 2019	—	—	—	—	2,885	2,885

Provision for jackpots

The Corporation offers progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset of each jackpot and the progressive element added as the jackpot game is played. The Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Deferred payment

The deferred payment provision at December 31, 2019 relates to the previously disclosed acquisition of Diamond Game Enterprises and is contingent on future events.

Restructuring provision

The Corporation recorded restructuring provisions during the year ended December 31, 2019 following the Australian Acquisitions and the SBG Acquisition, and related to certain of the Corporation’s recent strategic cost savings initiatives (i.e., referred to by the Corporation as “operational excellence” or “operational efficiency” programs). Management does not consider such expenses to be part of its ongoing core operating activities or expenses. The provision primarily consists of personnel and facilities-related costs, and the Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Litigation provision

Litigation provisions generally consist of payments for future legal settlements where based on all available information, management believes it is probable that there will be a future outflow. On November 25, 2019, the Corporation entered into a settlement agreement resulting in a future payment of CAD$30 million with respect to the previously reported Quebec class action lawsuit, which is subject to court approval and will be funded entirely by the Corporation’s insurance carriers. As at December 31, 2019, the Corporation has recorded a litigation provision and a corresponding insurance carrier receivable in prepaid expenses and other current assets on the consolidated statement of financial position in respect of the Quebec class action lawsuit.

Other

The other provisions consist of a minimum revenue guarantee, provisions for lease retirement costs, and other provisions for onerous contracts.

23.	CUSTOMER DEPOSITS

The Corporation holds customer deposits, along with winnings and any bonuses, in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the consolidated statements of financial position under Cash and cash equivalents - customer deposits and Current investments - customer deposits and includes cash and short term, highly liquid investments. Customer deposits are segregated as follows:

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Cash and cash equivalents - customer deposits	300,916	328,223
Current investments - customer deposits (note 13)	109,017	103,153
Total	409,933	431,376
Customer deposits liability	409,390	423,739

Customer deposit liabilities relate to customer deposits that are held in multiple bank and investment accounts that are segregated from those holding operational funds.

24.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series. As at December 31, 2019, 288,564,432 Common Shares were issued, outstanding and fully paid (December 31, 2018 – 273,177,244), and there were no Preferred Shares outstanding (December 31, 2018 – nil).

	Common Shares #	Preferred Shares #	Common Shares $000’s	Preferred Shares $000’s
Opening balance, as at January 1, 2018	147,947,874	1,139,249	1,199,834	684,385
Issue of Common Shares in relation to stock options and equity awards	1,791,860	—	38,048	—
Conversion of Preferred Shares to Common Shares	60,013,510	(1,139,249)	684,385	(684,385)
Issue of Common Shares in connection with acquired subsidiary	41,049,398	—	1,477,478	—
Issuance of Common Shares in connection with Equity Offering	18,875,000	—	690,353	—
Issue of Common Shares in connection with market access agreement	1,076,658	—	20,661	—
Issue of Common Shares in connection with exercised warrants	2,422,944	—	14,688	—
Equity fees	—	—	(5,413)	—
Reversal of 2014 deferred tax *	—	—	(3,747)	—
Ending balance, as at December 31, 2018	273,177,244	—	4,116,287	—
Issue of Common Shares in relation to stock options and equity awards	819,525	—	16,702	—
Issue of Common Shares to FOX	14,352,331	—	235,963	—
Issue of Common Shares in connection with market access agreement	215,332	—	5,198	—
Ending balance, as at December 31, 2019	288,564,432	—	4,374,150	—
_____________________________
* During the year ended December 31, 2018, the Corporation made an adjustment of $3.7 million to the amounts recognized in Common Shares within share capital in respect of a previous reversal of deferred tax recognized through the consolidated statements of earnings (loss).
During the year ended December 31, 2019:

•
The Corporation issued 726,300 Common Shares for cash consideration of $12.2 million as a result of the exercise of stock options. The exercised stock options were initially valued at $2.4 million. The Corporation also issued 93,225 Common Shares in connection with the settlement of other equity-based awards, initially valued at $2.1 million. Upon exercise or settlement, as applicable, the values originally allocated to the stock options and equity-based awards in the Equity reserve were reallocated to the Common Shares so issued.

•
FOX acquired 14,352,331 newly issued Common Shares, representing 4.99% of the Corporation’s then-issued and outstanding Common Shares (including the newly issued Common Shares), at a price of $16.4408 per share, for aggregate proceeds of $236.0 million. The Common Shares issued to FOX are subject to certain transfer restrictions for two years, subject to customary exceptions.

•
The Corporation issued 215,332 Common Shares, valued at $5.2 million, to Eldorado Resorts, Inc. (“Eldorado”) as the Corporation exercised an option in connection with the 2018 Market Access Agreement (as defined below).

During the year ended December 31, 2018:

•
The Corporation closed an underwritten public offering of Common Shares (the “Equity Offering”) at a price of $38.00 per Common Share. The Corporation sold a total of 17,000,000 Common Shares and certain selling shareholders of the Corporation sold 8,000,000 Common Shares. The net proceeds to the Corporation (excluding the over-allotment proceeds), after underwriting discounts and commissions, but before expenses of the Equity Offering payable by the Corporation, were $621.8 million. The Equity Offering also included an over-allotment option granted to the underwriters to purchase an additional 1,875,000 Common Shares from the Corporation and 1,875,000 Common Shares from the selling shareholders at a price of $38.00 per Common Share. The underwriters exercised this over-allotment option in full which resulted in additional net proceeds to the Corporation after underwriting discounts and commissions, but before expenses of the over-allotment option payable by the Corporation, of $68.6 million.

•
The Corporation elected to effect the conversion of all Preferred Shares pursuant to their terms (the “Preferred Share Conversion”) as a result of meeting the applicable price and liquidity conditions with respect to the same. As a result, all of the Corporation’s outstanding Preferred Shares were converted into Common Shares at a rate of 52.7085 Common Shares per Preferred Share, resulting in the cancellation of all of the Preferred Shares and the issuance of 51,999,623 million Common Shares to the holders thereof. All the Preferred Shares were canceled and all rights associated therewith were terminated.

•
The Corporation issued 1,731,761 Common Shares for cash consideration of $31.0 million as a result of the exercise of stock options. The exercised stock options were initially valued at $5.8 million. The Corporation also issued 60,099 Common Shares in connection with the settlement of other equity-based awards, initially valued at $1.2 million. Upon exercise or settlement, as applicable, the values originally allocated to the stock options and equity-based awards in the Equity reserve were reallocated to the Common Shares so issued.

•
The Corporation issued 2,422,944 Common Shares as a result of the exercise of 4,000,000 warrants. There are no further outstanding warrants as at December 31, 2018. The exercised warrants were initially valued at $14.7 million. Upon the exercise of such warrants, the value originally allocated to the Warrants reserve were reallocated to the Common Shares so issued.

•
The Corporation issued 8,013,887 Common Shares as a result of the voluntary conversion of 152,698 Preferred Shares prior to the Preferred Share Conversion. The converted Preferred Shares were initially valued at $114.9 million. Upon the conversion of the Preferred Shares, the value originally allocated to the Preferred Shares was reallocated to the Common Shares so issued. 8,000,000 of the Common Shares issued as a result of such voluntary conversion were then sold by the holders thereof in the Equity Offering.

•	The Corporation issued 3,115,344 Common Shares, valued at $96.4 million, to the sellers of BetEasy as partial consideration for the acquisition of an additional 18% of the equity interests in BetEasy.

•	The Corporation issued 37,934,054 Common Shares, valued at $1.38 billion, to the sellers of SBG as partial consideration for the SBG Acquisition.

•
The Corporation issued 1,076,658 Common Shares, valued at $20.7 million, to Eldorado in connection with an agreement with Eldorado (the “Market Access Agreement”) which, among other things, grants the Corporation an option to operate online betting and gaming in certain states where Eldorado currently or in the future owns or operates casino properties.

25.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity as at December 31, 2019 and December 31, 2018 and the movements in the related reserves balances for the year ended December 31, 2019 and the year ended December 31, 2018:

In thousands of U.S. Dollars	Acquisition reserve	Warrants	Equity	Treasury	Cumulative translation	Financial assets at FVOCI	Cash flow hedging	Other	Total
Balance – January 1, 2018	—	14,688	36,865	(29,542)	(120,694)	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	—	(93,350)	—	—	—	(93,350)
Stock-based compensation	—	—	12,806	—	—	—	—	—	12,806
Exercise of stock options and settlement of equity awards	—	—	(6,982)	—	—	—	—	—	(6,982)
Re-allocation from warrants reserve to share capital for exercised warrants	—	(14,688)	—	—	—	—	—	—	(14,688)
Reclassified to net earnings	—	—	—	—	—	(311)	(45,271)	—	(45,582)
Unrealized (losses) gains	—	—	—	—	—	(339)	41,201	—	40,862
Deferred taxes	—	—	—	—	—	53	—	—	53
Reversal of deferred tax on stock-based compensation	—	—	(359)	—	—	—	—	—	(359)
Reversal of impairment of financial instruments at FVOCI	—	—	—	—	—	(84)	—	—	(84)
Further acquisition of subsidiary	(220,023)	—	—	—	—	—	—	(155)	(220,178)
Balance – December 31, 2018	(220,023)	—	42,330	(29,542)	(214,044)	(513)	(38,053)	(9,784)	(469,629)
Cumulative translation adjustments	—	—	—	—	131,286	—	—	—	131,286
Stock-based compensation	—	—	18,842	—	—	—	—	—	18,842
Exercise of stock options and settlement of equity awards	—	—	(4,543)	—	—	—	—	—	(4,543)
Reclassified to net earnings (loss)	—	—	—	—	—	(58)	(34,916)	—	(34,974)
Unrealized gains	—	—	—	—	—	1,155	14,450	—	15,605
Obligation to acquire non-controlling interest in BetEasy	(105,855)	—	—	—	—	—	—	—	(105,855)
Deferred taxes	—	—	—	—	26,089	(166)	—	—	25,923
Impairment of financial instruments at FVOCI	—	—	—	—	—	62	—	—	62
Balance – December 31, 2019	(325,878)	—	56,629	(29,542)	(56,669)	480	(58,519)	(9,784)	(423,283)

Acquisition reserve

On February 27, 2018, a subsidiary of the Corporation completed its acquisition of a 62% interest in BetEasy. On April 24, 2018, a subsidiary of the Corporation acquired an additional 18% interest in BetEasy and on the same date, BetEasy completed its acquisition of 100% of the former William Hill Australia business. The carrying amounts of the controlling and non-controlling interest were adjusted to reflect the changes in the Corporation’s equity interest in BetEasy. The change in carrying amounts were recognized directly in equity in acquisition reserve and any difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration paid was attributed to the Corporation.

On December 3, 2019, the Corporation announced that it agreed with the holders of the non-controlling interest of BetEasy to acquire the remaining 20% interest in the company for AUD$151 million within 90 days following the earlier of either the issuance of the Corporation’s audited financial statements for the year-ended December 31, 2020 or the completion of the previously announced board-recommended all share combination of the Corporation with Flutter (the “BetEasy Minority Acquisition”). See note 31. Upon acquisition of the 20% interest, the Corporation will be obligated to make a contractual payment to a third-party supplier of BetEasy. The recognition of a liability in respect of the Corporation’s obligation to acquire the remaining 20% interest in BetEasy and a portion of the above mentioned contractual payment resulted in a corresponding increase to the acquisition reserve.

Cumulative translation adjustments

Exchange differences relating to the translation of the net assets of the Corporation’s foreign operations from their functional currency into the Corporation’s presentational currency are recognized directly in the Cumulative translation adjustment reserve. This reserve also recognizes the realized and unrealized gains and losses in derivative instruments designated as net investment hedges. See note 19.

Cash flow hedging reserve

This reserve recognizes realized and unrealized gains and losses in derivative instruments designated as cash flow hedges. See note 19.

Stock Options

The following table provides information about outstanding stock options issued under the Plans:

	As at December 31, 2019		As at December 31, 2018
Exercise price	Number of options	Weighted average exercise price CDN$	Number of options	Weighted average exercise price CDN$
Beginning balance	4,741,930	26.49	6,875,616	25.24
Issued	12,500	22.25	—	—
Exercised	(726,300)	22.18	(1,731,761)	23.23
Forfeited	(931,073)	27.77	(401,925)	19.17
Ending balance	3,097,057	27.05	4,741,930	26.49

The outstanding stock options issued under the Plans are exercisable at prices ranging from CDN$4.20 to CDN$35.30 per share and have a weighted average contractual term of 2.2 years.

The weighted average exercise price of options exercised during the year ended December 31, 2019 was CDN$22.18 (December 31, 2018 - CDN$23.23).

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise price CDN$	Number of options	Weighted average outstanding maturity period (years)	Number of options	Weighted average outstanding maturity period (years)
0.01 to 8.00	2,000	0.02	2,000	0.02
8.01 to 16.00	40,000	3.03	30,000	3.03
16.01 to 24.00	968,300	2.49	932,500	2.43
24.01 to 32.00	1,364,605	1.88	1,364,605	1.88
32.01 to 40.00	722,152	1.20	722,152	1.20
	3,097,057	2.18	3,051,257	2.15

The Corporation recorded a compensation expense for the year ended December 31, 2019 of $0.5 million (December 31, 2018 - $3.2 million) relating to stock options. As at December 31, 2019, the Corporation had $nil of unrecognized compensation expense to be recorded in future periods and relating to outstanding and unvested stock options.

RSUs

The following table provides information about outstanding RSUs issued by the Corporation under the 2015 Equity Incentive Plan.

	2019 No. of units	Weighted average fair value	2018 No. of units	Weighted average fair value
Balance as at January 1	220,200	$29.72	141,064	$22.46
Issued	697,498	$24.18	123,833	$31.92
Vested and settled	(93,225)	$28.72	(35,268)	$22.47
Forfeited	(46,002)	$30.22	(9,429)	$22.58
Balance as at December 31	778,471	$25.42	220,200	$29.72

The Corporation recorded a compensation expense for the year ended December 31, 2019 of $6.3 million (December 31, 2018 - $2.1 million) relating to RSUs. As at December 31, 2019, the Corporation had $8.3 million of unrecognized compensation expense to be recorded in future periods and relating to outstanding and unvested RSUs.

PSUs

The following table provides information about outstanding PSUs issued by the Corporation under the 2015 Equity Incentive Plan. The issued and outstanding PSUs below include certain grants for which the Corporation may issue additional PSUs ranging from 0% - 100% of target units based upon the achievement of market vesting conditions. The performance and market vesting conditions associated with the PSU’s are based on Adjusted EBITDA, revenue, and the Corporation’s share price targets or a combination thereof.

	2019 No. of units	Weighted average fair value	2018 No. of units	Weighted average fair value
Balance as at January 1	936,134	$30.81	418,188	$22.47
Issued	2,687,550	$24.15	552,874	$36.77
Vested and settled	—	$—	—	$—
Forfeited	(101,570)	$31.44	(34,928)	$25.30
Balance as at December 31	3,522,114	$25.71	936,134	$30.81

The Corporation recorded a compensation expense for the year ended December 31, 2019 of $10.8 million (December 31, 2018 - $4.9 million) relating to PSUs. As at December 31, 2019, the Corporation had $27.1 million of unrecognized compensation expense to be recorded in future periods and relating to outstanding and unvested PSUs.

DSUs

The following table provides information about outstanding DSUs issued by the Corporation under the 2015 Equity Incentive Plan.

	2019 No. of units	Weighted average fair value	2018 No. of units	Weighted average fair value
Balance as at January 1	201,255	$26.37	92,703	$22.65
Issued	90,446	$23.68	133,383	$29.54
Vested and settled	—	$—	(24,831)	$29.55
Forfeited	—	$—	—	$—
Balance as at December 31	291,701	$25.53	201,255	$26.37

The Corporation recorded a compensation expense for the year ended December 31, 2019 of $1.2 million (December 31, 2018 - $2.6 million) relating to DSUs. As at December 31, 2019, the Corporation had $0.5 million of unrecognized compensation expense to be recorded in future periods and relating to outstanding and unvested DSUs.

Dividend Equivalents

During the years ended December 31, 2019 and 2018, no dividends were declared.

26.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and their low credit risk.

Certain of the Corporation’s financial assets and liabilities are measured at fair value, including at FVTPL or FVOCI, at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities were determined as at each of December 31, 2019 and December 31, 2018:

	As at December 31, 2019
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds – FVOCI	109,017	109,017	—	—
Equity in unquoted companies - FVTPL	9,651	—	—	9,651
Derivatives	169,158	—	59,258	109,900
Total financial assets	287,826	109,017	59,258	119,551

Derivatives	113,559	—	95,931	17,628
Other provisions - FVTPL	1,877	—	—	1,877
Total financial liabilities	115,436	—	95,931	19,505

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - FVOCI	103,153	103,153	—	—
Equity in unquoted companies - FVTPL	6,773	—	—	6,773
Derivatives	54,583	—	42,983	11,600
Total financial assets	164,509	103,153	42,983	18,373

Derivatives	22,561	—	6,276	16,285
Deferred contingent payment - FVTPL	77,628	—	—	77,628
Other provisions - FVTPL	2,740	—	—	2,740
Total financial liabilities	102,929	—	6,276	96,653

Refer to note 29 for details on credit risk for the above financial assets.

The fair values of other financial assets and liabilities measured at amortized cost, other than those for which the Corporation has determined that their carrying values approximate their fair values on the consolidated statements of financial position as at each of December 31, 2019, and December 31, 2018 are as follows:

	As at December 31, 2019
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,059,777	—	4,059,777	—
Senior Notes	1,083,940	—	1,083,940	—
Total financial liabilities	5,143,717	—	5,143,717	—

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,414,525	—	4,414,525	—
Senior Notes	969,370	—	969,370	—
Total financial liabilities	5,383,895	—	5,383,895	—

As part of its periodic review of fair values, the Corporation recognizes transfers, if any, between levels of the fair value hierarchy at the end of the reporting period during which the transfer occurred. There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2019 or the year ended December 31, 2018.

Valuation of Level 2 financial instruments

Long-Term Debt

The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments

The Corporation uses derivative financial instruments to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis of the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, such as interest rate curves as well as spot and forward rates.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the applicable counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of December 31, 2019 and December 31, 2018, the Corporation has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, with the exception of the Embedded Derivative, which is classified as Level 3, and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its valuations of its derivatives in their entirety are classified in Level 2 of the fair value hierarchy.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at December 31, 2019, the valuation techniques and key inputs used by the Corporation for each Level 3 asset or liability were as follows:

–
Equity in private companies (Level 3 Assets): The Corporation valued its equity investment in private companies with reference to earnings measures from similar businesses in the same or similar industry and adjusts for any significant changes in the earnings multiple and the valuation. A reasonable change in assumptions would not have a material impact on fair value. Changes in the fair value of equity in private companies are recorded in Loss (gain) on investments within general and administrative expenses on the consolidated statements of earnings (loss).

–
Deferred contingent payment (Level 3 Liability) in connection with the acquisition of the additional 18% equity interest in BetEasy (see note 5): As at December 31, 2018, the Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast to determine the fair value of the deferred contingent payment using a discount rate of 10.5% and an EBITDA forecast with an estimated volatility of 25.0% of the historic EBITDA of comparable companies. Changes in the fair value of the deferred contingent payment are recorded in Net financing charges on the consolidated statements of earnings (loss). On December 3, 2019, the Corporation announced that it agreed with the holders of the non-controlling interest of BetEasy to pay AUD$100 million to settle the deferred contingent payment. The Corporation subsequently paid the AUD$100 million during the year ended December 31, 2019 with respect to the same.

–
Embedded derivative redemption option (Level 3 Asset) in connection with the Senior Notes issuance: The Corporation used an interest rate option pricing valuation model to determine the fair value of the Embedded Derivative using an implied credit spread of 1.9% at December 31, 2019. A 10-basis point increase or decrease in the implied credit spread would have a $(4.7) million or $4.8 million impact on fair value, respectively. Changes in the fair value of the Embedded Derivative are recorded in Net financing charges on the consolidated statements of earnings (loss).

–
Unsettled bets (Level 3 Liability): The principal assumptions used in the valuation of unsettled bets is the anticipated outcomes for the events related to the unsettled bets (gross win margin). A reasonable change in the gross win margin would not have a material impact on fair value. Changes in the fair value of the unsettled bets are recorded in Revenue on the consolidated statements of earnings (loss).

–	Included within other level 3 liabilities:

•
EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the initial public offering Innova Gaming Group Inc. (TSX: IGG) (“Innova”), the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the EBITDA support agreement. Changes in the fair value of the EBITDA support agreement are recorded in Net financing charges on the consolidated statements of earnings (loss).

The following tables show a reconciliation from opening balances to the closing balances for Level 3 fair values:

In thousands of U.S Dollars	Level 3 Equity investments	Level 3 Embedded Derivative
Balance – January 1, 2018	8,768	—
Recognized	—	17,700
Re-measurement of fair value	(1,974)	(6,100)
Translation	(21)	—
Balance – December 31, 2018	6,773	11,600
Re-measurement of fair value	2,883	98,300
Translation	(5)	—
Balance – December 31, 2019	9,651	109,900

In thousands of U.S Dollars	Level 3 Deferred contingent payment	Level 3 Unsettled Bets	Other
Balance – January 1, 2018	—	779	10,119
Acquired on business combination	84,662	19,226	—
Settlements	—	968	(7,006)
Re-measurement of fair value	(342)	(4,782)	215
Translation	(6,692)	94	(588)
Balance – December 31, 2018	77,628	16,285	2,740
Settlements	(68,394)	500	(1,504)
Re-measurement of fair value	(7,371)	300	121
Translation	(1,863)	543	520
Balance – December 31, 2019	—	17,628	1,877

27.	STATEMENT OF CASH FLOWS

Changes in non-cash operating elements of working capital

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018
Accounts receivable	23,273	90,677
Prepaid expenses	(34,989)	(14,250)
Accounts payable and accrued liabilities	30,557	(112,275)
Provisions	23,872	15,652
Other	(8,640)	10,793
Total	34,073	(9,403)

Changes in liabilities arising from financing activities

The table below details changes in the Corporation’s liabilities (excluding derivative instruments) arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those which cash flows were, or future cash flows will be, classified in the Corporation’s consolidated statements of cash flows as net cash flows from financing activities.

In thousands of U.S. Dollars	January 1, 2019	Financing cash flows	The effect of changes in foreign exchange rates	Other changes	December 31, 2019
Long-term debt	5,446,958	(519,797)	(21,245)	25,259	4,931,175
Lease liability	59,485	(17,532)	2,262	11,109	55,324
Deferred contingent payment¹	77,628	(68,394)	(1,863)	(7,371)	—
Balance – December 31, 2019	5,584,071	(605,723)	(20,846)	28,997	4,986,499

In thousands of U.S. Dollars	January 1, 2018	Financing cash flows	The effect of changes in foreign exchange rates	Other changes	December 31, 2018
Long-term debt	2,314,675	2,978,754	(46,040)	199,569	5,446,958
Balance – December 31, 2018	2,314,675	2,978,754	(46,040)	199,569	5,446,958
_____________________________
1 Previously included within other long-term liabilities on the consolidated statement of financial position.

28.	CONTINGENT LIABILITIES

As part of management’s ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business.

Kentucky Proceeding

Prior to the Stars Interactive Group acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Stars Interactive Group, then named Oldford Group, and certain affiliates thereof (together, the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of the Oldford Parties, and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.
The Corporation, through certain subsidiaries, filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $5 million and letters of credit in the aggregate amount of $65 million. See notes 15 and 17. On December 21, 2018, the Kentucky Court of Appeals ruled in the Corporation’s favor and reversed in its entirety the $870 million judgment.
On January 18, 2019, the Commonwealth filed a motion for discretionary review with the Kentucky Supreme Court asking the Court to determine if it will hear an appeal of the decision issued by the Kentucky Court of Appeals. On April 11, 2019, the Kentucky Supreme Court granted such discretionary review.

In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the Stars Interactive Group acquisition, a subsidiary of the Corporation submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to $300 million. Since 2016, the escrow fund was reduced according to the settlement of certain of the claims and on September 30 2019, the parties settled the remaining disputed claim regarding the Kentucky Proceedings and the escrow agent released the remaining funds to a payment agent designated by the former owners of Stars Interactive Group.
No liability has been recognized relating to this matter as based on all available information, the Corporation does not consider it probable that there will be a future outflow.

29.	FINANCIAL INSTRUMENTS RISK MANAGEMENT

Foreign Exchange Risk

The Corporation is subject to foreign currency exposure on its financial instruments and the translation of its subsidiaries with foreign functional currencies to USD. The Corporation primarily manages its foreign currency exposure through its hedging instruments. See note 19. As at December 31, 2019, the Corporation’s significant foreign exchange currency exposure on its financial instruments by currency was as follows (in U.S. dollar equivalents):

	CDN	EUR	GBP	AUD
Cash	4,607	100,085	233,590	31,235
Restricted cash	—	279	—	4,138
Equity in unquoted companies - FVTPL	—	13,588	—	—
Accounts receivable	6,890	43,537	23,332	6,013
Derivatives	—	59,258	—	—
Accounts payable and accrued liabilities	(10,191)	(71,697)	(199,831)	(143,735)
Long-term debt	—	(934,733)	—	—
Derivatives	(12)	(79,733)	(14,472)	(1,616)
Customer deposits	969	(79,423)	(54,200)	(24,898)

The table below details the effect on equity and earnings before tax of a 10% strengthening or weakening of the USD exchange rate at the balance sheet date for balance sheet items denominated in CDN, EUR, GBP and AUD after the effect of the Corporation’s hedging activities:

	Earnings impact - gain (loss)		Equity impact - gain (loss)
	10% Strengthening $000s	10% Weakening $000s	10% Strengthening $000s	10% Weakening $000s
CDN	(800)	800	574	(574)
EUR	(89)	89	94,973	(94,973)
GBP	1,225	(1,225)	(67)	67
AUD	(15)	15	12,902	(12,902)

The table below details the effect on equity of a 10% strengthening or weakening of the EUR:USD or the EUR:GBP exchange rates on the valuations of the Swap Agreements that hedge the USD First Lien Term Loan. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.

	$000s
	- 10%	+ 10%
USD:EUR exchange rate	(233,636)	257,000
EUR:GBP exchange rate	(127,020)	139,722

Interest Rate Risk

The Corporation’s exposure to changes in interest rates (particularly fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and investments. The Corporation is also exposed to fair value interest rate risk with respect to its Senior Notes and cash flow interest rate risk on the unhedged elements of the USD First Lien Term Loan, and the EUR First Lien Term Loan which bear interest at variable rates. The Corporation manages its foreign currency exposure through its hedging instruments. See note 19.

The table below details the effect on earnings before tax of a 100 basis points strengthening or weakening of the LIBOR and EURIBOR interest rates on these loans after the effect of the Corporation’s hedging activities. EURIBOR is currently negative and the analysis below presents the effect on earnings before tax if it were to turn positive by 100 basis points. 100 basis points sensitivity is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates:

	Net earnings (loss) $000’s
	- 100 bps	+ 100 bps
USD LIBOR	1,779	(1,779)
EURIBOR	—	(9,532)

The USD First Lien Term Loan has a floor of 0% for the LIBOR and as such, the interest rate cannot decrease below 3.50%. The EUR First Lien Term Loan has a floor of 0% for the EURIBOR and as such, the interest rate cannot decrease below 3.75%. Management monitors movements in the interest rates by reviewing the EURIBOR and LIBOR on a quarterly basis. During the years ended December 31, 2019 and 2018 the EURIBOR was negative.

The table below details the effect on equity of a 100 basis points strengthening or weakening of the LIBOR and EURIBOR interest rates on the valuations of the Swap Agreements that hedge the USD First Lien Term Loan. 100 basis points is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates:

	$000’s
	- 100 bps	+ 100 bps
LIBOR	(3,632)	3,244
GBP LIBOR	(48,434)	46,590
EURIBOR	(37,631)	36,004

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Corporation. The Corporation has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Corporation’s policy is to transact wherever possible with investment grade counterparties. This information is supplied by independent rating agencies where available, and if not available, the Corporation uses other publicly available financial information and its own trading records to rate its major customers. The Corporation’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is managed by the Corporation’s treasury and finance groups in accordance with the Corporation’s treasury investment policy, which was approved by the Corporation’s Audit Committee.

Credit risk arises from cash and cash equivalents, contractual cash flows of investments carried at amortized cost, at FVOCI and at FVTPL, as applicable, favorable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures on outstanding accounts receivable. The Corporation does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The Corporation subjects its accounts receivable, investments carried at FVOCI, and cash and restricted cash to the expected credit loss model and specifically uses the simplified approach in respect of accounts receivable. The credit risk on cash and cash equivalents, investments and derivative financial instruments is limited because the Corporation operates a credit rating based limit system to ensure that the majority of the Corporation’s balances are held with banks with investment grade credit-ratings assigned by international credit-rating agencies. The Corporation’s treasury investment policy and related strategy is focused on the preservation of capital and supporting its liquidity requirements, not on generating trading profits. The Corporation’s receivables are primarily in relation to payment processors and credit risk associated with these receivables is limited. The application of the expected credit loss model did not result in material impairment losses recorded in respect of these instruments.

Age of receivables that are past due but not impaired:

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Past due less than 181 days	2,352	2,103
Past due more than 181 days	3,562	2,309
Total past due	5,914	4,412

The allowance for doubtful accounts is $14.6 million as at December 31, 2019 (December 31, 2018 - $16.8 million).

Age of impaired trade receivables:

	As at December 31,
In thousands of U.S. Dollars	2019	2018
Past due less than 181 days	48	308
Past due more than 181 days	14,524	16,520
Total past due	14,572	16,828

Liquidity Risk

Liquidity risk is the Corporation’s ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

The Corporation’s principal sources of liquidity are its cash generated from operations, the Revolving Facility and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including money market funds. The Corporation’s working capital requirements are generally minimal during the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative product offerings. Based on the Corporation’s currently available funds, borrowing capacity available from the Revolving Facility and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development and integration activities and other capital expenditures, including those with respect to the continued launch and operation of its U.S. business, as well as strategic transactions, if any, for at least the next 12 months. Notwithstanding, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all; micro and macro-economic downturns; and fluctuations of the Corporation’s operations, among other things, may influence its ability to secure the capital resources required to satisfy current or future obligations and fund future projects, strategic initiatives and support growth.

Customer deposit liabilities relate to customer deposits that are held in multiple bank accounts and highly liquid investments which are segregated from those holding operational funds. These deposits are included in current assets in the consolidated statements of financial position under Cash and cash equivalents - customer deposits and Current investments - customer deposits (see note 23).

The following table provides information about the terms of the Corporation’s financial obligations and liabilities (excluding derivatives which are presented separately below). The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Corporation can be required to pay. The table includes both interest and principal cash flows as applicable. For floating rate interest cash flows, the undiscounted amount is based on the floating interest rate in place at December 31, 2019.

	On demand $000s	Less than 1 year $000s	2 to 5 years $000s	Greater than 5 years $000s
Accounts payable and other liabilities *	143,358	350,734	1,770	—
Customer deposits	409,390	—	—	—
Provisions	—	64,928	2,885	—
Long-term debt	—	311,508	1,302,740	4,969,062
Total	552,748	727,170	1,307,395	4,969,062
_____________________________
* Excludes VAT and other taxes as well as the interest accrual on Senior Notes, which are all included in accounts payable and other liabilities on the statements of financial position

The following table provides information about the terms of the Corporation’s derivative financial instruments based on contractual maturities. The table is based on the undiscounted net cash inflows or outflows on derivative instruments that settle on a net basis and the net undiscounted gross inflows and outflows on those derivatives that require gross settlement. For derivative cash flows based on a floating interest rate, the undiscounted amount is based on the floating interest rate in place at December 31, 2019.

	On demand $000s	Less than 1 year $000s	2 to 5 years $000s
Net settled derivatives
Unsettled bets - net outflows	—	17,628	—
Interest rate swap - net outflows	—	5,116	8,861

Gross settled derivatives
Cross currency interest rate swaps - inflows	—	(149,754)	(2,582,758)
Cross currency interest rate swaps - outflows	—	131,593	2,507,913
Total	—	4,583	(65,984)

30.	RELATED PARTY TRANSACTIONS

Key management of the Corporation includes the members of the Board, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Corporate Development Officer, Executive Vice-President and Chief Legal Officer, Chief Technology Officer, and certain other key members of management.

The compensation of such key management for the years ended December 31, 2019 and 2018 included the following:

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018
Salaries, bonuses and short-term employee benefits	10,071	10,320
Director retainers	822	796
Stock-based payments	12,843	6,824
	23,736	17,940

The remuneration of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Operating Officer, Chief Corporate Development Officer, Executive Vice-President and Chief Legal Officer consists primarily of a salary, cash bonuses and share-based awards and was negotiated at arm’s length. Director retainers include both retainers, committee fees and share-based awards.

31.	COMBINATION WITH FLUTTER ENTERTAINMENT PLC

On October 2, 2019, the Corporation and Flutter announced they had entered into an arrangement agreement (the “Arrangement Agreement”) providing for an all-share combination to be implemented through an acquisition of the Corporation by Flutter pursuant to a plan of arrangement under the OBCA (the “Combination”). Under the terms of the Combination, shareholders of the Corporation would be entitled to receive 0.2253 ordinary shares of Flutter in exchange for each Common Share of the Corporation. Immediately following completion of the Combination, shareholders of Flutter would own approximately 54.64 percent and shareholders of the Corporation would own approximately 45.36 percent of the share capital of the combined business (based on the fully diluted share capital of Flutter and the fully diluted share capital of the Corporation excluding any out of the money options, in each case, as at October 2, 2019).

Completion of the Combination is intended to occur during the second or third quarter of 2020. The Combination is conditional upon, among other things, certain approvals by each of Flutter’s and the Corporation’s shareholders, Ontario court approval of the plan of arrangement, certain approvals from the United Kingdom Financial Conduct Authority, London Stock Exchange and Euronext Dublin, and relevant merger control, foreign investment and gaming related approvals.

32.	SUBSEQUENT EVENTS

On February 21, 2020, the Corporation prepaid $100.0 million, including accrued and unpaid interest, of its USD First Lien Term Loan, using available cash on hand.